UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE

ACT OF 1934

For the Month of July 2005

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes                       No       X

Financial Results

1H2005

Investor Relations Department

Pedro Pires, Head of IR

Gonçalo Santos

Elisabete Ferreira

Cristina Requicha

Rui Antunes

Catarina Mello

Phone: +351 21 001 2834

Fax: +351 21 001 2899

Email: ir@edp.pt

Site: www.edp.pt

Reuters:	EDP.LS / EDP.N
Bloomberg:	EDP PL / EDP US

Lisbon, 28 July 2005

EDP - Energias de Portugal, S.A.	Headquarters: Praça Marquês de Pombal,12	1250-162 Lisboa	Portugal

1H2005 Performance

Results Summary ( €m)	1H2005	1H2004	Δ%
Gross Profit	1,909.4	1,760.6	8.5%
Operating Costs	899.4	834.8	7.7%
EBITDA	1,010.0	925.8	9.1%
EBIT	607.1	578.8	4.9%
Net Profit	318.3	288.0	10.5%

Net Debt	8,973.1	7,500.7	19.6%

Operating Data	1H2005	1H2004	Δ
Electricity:
Installed Capacity (MW)	11,695	11,207	+489 MW
Generation (GWh)	22,647	21,619	4.8%
Distribution (GWh)	37,952	36,045	5.3%
Retail (GWh)	36,506	35,291	3.4%
Clients (thousand)	9,482	9,299	+184 th

Gas:
Distribution (GWh)	12,002	11,639	3.1%
Retail (GWh)	9,890	8,350	18.4%
Clients (thousand)	571	554	+17 th

Employees (Group)	14,790	17,390	-2,600

The EDP Group’s higher activity and the efficiency gains in its core business reflected in a healthy EBITDA and Net Profit growth of 9.1% and 10.5% respectively in the 1H2005.

Present in high growth markets

EDP continues to benefit from its exposure to the most dynamic electricity markets in Europe. Demand in Iberia posted a strong increase in the period - 6.4% in Portugal and 7.0% in Spain - while in Brazil, demand in EDP’s concession areas went up 3.4%.

EDP reaffirms itself as a client focused organisation with a strong value proposition

After improving its image and restructuring its commercial organisation in Portugal, during 2005 EDP focused on the commercial image of its subsidiaries in Spain; Hidrocantábrico and Naturcorp launched an integrated dual-fuel offer, electricity and gas, with positive results reflected in the greater number of clients.

EDP is now benefiting from efficiency improvements

The EDP Group was able to reduce its workforce by 2,600 employees vis-à-vis the 1H2004 due to the successful implementation of the HR Restructuring Program in 2003 and 2004 and to the sale of 60% of Edinfor to LogicaCMG. Personnel costs with active workers in the domestic core business (excluding severance payments) fell 4% year-on-year.

Operating performance also reflects the full consolidation of Hidrocantábrico’s P&L

Spanish activities were the main contributor to the improvement of the operating performance. Hidrocantábrico in Spain benefited from the rise in pool prices since it is long in generation vs. supply.

Domestic operations affected by high purchase costs

EDP Produção was affected by the high pool prices as a result of its short position in the non-binding generation vs. the energy management activity provided to EDP Comercial (liberalised supply). EDP Distribuição, despite benefiting from a strong increase in demand was negatively impacted by an increase in electricity purchase costs namelly high fuel costs, which will be passed through to tariffs in subsequent years.

Strong operating performance in Brazil

Operations in Brazil continued to post strong increases following consumption growth and tariff adjustments.

In July 2005, EDP’s Brazilian subsidiary, Energias do Brasil, started trading in the Novo Mercado of the Bovespa following Initial Public Offering

This operation gave visibility to Energias do Brasil as one of the leaders in the Brazilian energy market, and allowed EDP Grupo to control a vehicle that will be able to take advantage of new opportunities in the Brazilian electricity sector and to substantially strengthen the capital structure of Energias do Brasil, following proceeds of R$434.9m and the conversion of R$670m of Escelsa Senior Notes, held by EDP, into ordinary shares of Energias do Brasil.

Income Statement and Balance Sheet

The financial statements presented in this document are non-audited. 2004 figures are pro-forma.

Consolidated Income Statement (€m)	1H2005	1H2004	Δ%
Electricity Sales	4,243.3	3,266.7	29.9%
Other Sales	313.7	127.2	146.7%
Services Provided	287.1	266.6	7.7%
Operating Revenues	4,844.1	3,660.4	32.3%

Electricity & Gas	2,405.6	1,645.0	46.2%
Fuel	510.6	222.8	129.2%
Materials and goods for resale	18.4	32.1	-42.6%
Direct Activity Costs	2,934.6	1,899.9	54.5%

Gross Profit	1,909.4	1,760.6	8.5%
Gross Profit/Revenues	39.4%	48.1%	-8.7%

Supplies and services	408.8	306.9	33.2	%(1)
Personnel costs	285.9	279.3	2.4%
Costs with social benefits	14.2	121.6	-88.3	%(2)
Concession fees	103.1	94.7	8.8%
Other operating costs (or revenues)	87.4	32.3	170.6	%(3)
Operating costs	899.4	834.8	7.7%

EBITDA	1,010.0	925.8	9.1%
EBITDA/Revenues	20.9%	25.3%	-4.4%

Depreciation and amortisation	443.8	384.9	15.3%
Comp.of subsidised assets’ depreciation	(40.9)	(38.0)	-7.7%

EBIT	607.1	578.8	4.9%
EBIT/Revenues	12.5%	15.8%	-3.3%

Financial income/(expense)	(103.3)	(151.9)	32.0%
Amortisation of concession rights	(18.8)	(21.4)	12.5%

Discontinued Activities	—	—	—

Pre-tax profit	485.1	405.4	19.6%

Income taxes and deferred taxes	134.9	124.7	8.2%

Minority interests	31.8	(7.3)	—

Net Profit	318.3	288.0	10.5%

Assets (€ m)	1H2005	YE2004
Fixed assets	17,342.1	17,116.7
Intangible assets, net	3,007.2	2,987.5
Tangible assets, net	13,012.9	12,628.0
Financial Investments, net	1,322.1	1,501.2

Other assets	3,525.2	2,968.4
Inventories	147.7	168.6
Accounts receivable - trade, net	1,459.1	1,184.9
Accounts receivable - other, net	1,562.4	1,324.6
Cash and cash equivalents	356.0	290.4

Deferred Tax	1,353.9	1,171.0

Total assets	22,221.2	21,256.2

Shareholders’ equity (€ m)	1H2005	YE2004
Share capital	3,656.5	3,656.5
Own shares	(47.6)	(31.7)
Earnings and other reserves	493.3	428.7

Shareholders’ equity	4,102.3	4,053.5

Minority interest	811.8	743.9
Hydrological correction account	265.3	364.2

Liabilities (€ m)	1H2005	YE2004
Provisions	2,207.2	2,290.3

Financial Debt	9,616.1	9,161.1
Short-term debt & current portion of long-term debt	2,012.0	1,975.1
Long-term debt	7,604.0	7,186.0

Other liabilities	4,566.3	4,068.8
Accounts payable - trade, net	4,360.1	3,860.4
Accounts payable - other, net	206.3	208.3

Deferred Tax	652.2	574.3

Total liabilities	17,041.8	16,094.5

Total liabilities and shareholders’ equity	22,221.2	21,256.2

Notes:

(1)	The 1H2005 S&S include IT services in the amount of €49m to our IT department (“GSI”). Following the sale of Edinfor (previously owned by EDP) we started booking the services provided by that company as supplies & services rendered by an external entity. In the 1H2004, Edinfor had charged EDP €42.9m.
(2)	The 1H2004 includes a €44.3m cost related to the NPV of the Human Resources Restructuring Program negotiated with ERSE and €10.9m of incentives mostly related to the anticipation to the retirement age programme. There is a €60m decrease in ‘pension premiums’ and ‘medical care provisions’ explained by the following: (i) in the 1H2004, we have increased provisions for pension liabilities by €23.1m and provisions for medical care liabilities by €5.0m following the 2004 actuarial study; (ii) in the 1H2005, we have reduced provisions for pension liabilities by €26.6m and provisions for medical care liabilities by €5.1m following the 2005 actuarial study.
(3)	Other operating costs or revenues include an extraordinary provision of €83m, a capital gain from the sale of REE of €8m, a €15m capital gain on the sale of 60% of Edinfor and a €12m capital gain on the transfer to EDP’s pension fund of a 2.01% stake in BCP.

EBITDA Overview

EBITDA (€ m)	1H2005	1H2004	Δ%
EDP Produção	409.6	433.6	-5.5%
EDP Comercial	(13.6)	(1.8)	-657.9%
Enernova & EDP Bioeléctrica	12.2	8.2	49.3%
EDP Distribuição	264.1	312.6	-15.5%
Hidrocantábrico (1)	284.2	77.3	267.4%
Brazil	162.8	102.4	58.9%
Oni	11.2	6.6	70.5%
Other & Adjustments	(120.4)	(13.1)	-815.9%

Consolidated	1,010.0	925.8	9.1%

(1)	excludes other & adjustments

•	EDP Produção’s EBITDA decreased 5.5% reflecting the negative impact of the high Spanish pool prices in the electricity purchase service provided to EDP Comercial. This impact was mitigated by the extra output provided by Ribatejo CCGT II and by a fall in personnel costs and social benefits.

•	EPD Comercial’s EBITDA reflects the business growth in a more competitive environment.

•	Despite the strong increase in demand, the negative change in EDP Distribuição’s EBITDA reflects a swing in fuel costs’ adjustments that affected the energy acquisition activity (note that these deviations are passed-through to tariffs in the following year). This negative impact in the gross profit was partly offset by a 20.4% decrease in operating costs.

•	EDP fully consolidated Hidrocantábrico’s P&L for the first time in 2005. Hidrocantábrico posted a strong EBITDA increase (+47.0%) following the sharp rise in pool prices from €32/MWh to €57/MWh. The consequent system tariff deviation was not deducted (€89m for HC) from revenues, given the strong likelihood of recovery. In April 2005, HC sold its 3% stake in REE with a capital gain of €31.9m. However at the EDP consolidated level this capital gain reflects in €8.3m since REE’s stake was accounted at YE2004’s at market value.

•	Brazil continues to provide strong growth. All activities in Brazil posted an EBITDA increase in the 1H2005 following higher volumes in the distribution and supply activities, the positive impact of the annual tariff adjustments in distribution and lower electricity purchase costs than the established by regulation (note that these deviations are passed-through to tariffs in the following year). Following the corporate restructuring in Brazil, which is expected to yield further efficiency gains when fully implemented, Energias do Brasil owns 100% of its distribution subsidiaries after the roll-up of minorities into the holding level which reduced EDP’s stake in Energias do Brasil to 69%. This stake was reduced to 66% in July 2005, following the IPO.

•	Oni’s EBITDA increased 70.5% year-on-year, as a result of a positive evolution of the mix of services provided by Comunitel and a strict control of personnel costs and supplies & services other than those related to clients’ acquisition and retention. In July 2005, Oni reached an agreement to sell Comunitel for €215m.

•	‘Other’ and adjustments include -€23m related to the adjustment of the capital gain from REE, a €12m capital gain on the transfer to EDP’s pension fund of a 2.01% stake in BCP, a €15m capital gain on the sale of 60% of Edinfor, and the creation of a one-off provision of €83m.

(1)	40% in the 1H2004

Capex

CAPEX (€ m)	1H2005	1H2004	Δ%
EDP Produção	62.7	99.6	-37.1%
EDP Comercial	0.6	1.6	-61.0%
Enernova & EDP Bioeléctrica	10.5	31.4	-66.6%
EDP Distribuição	132.6	118.1	12.2%
Hidrocantábrico (1)	109.2	50.8	n.a.

Iberian Energy	315.6	301.6	4.6%

Brazil	180.9	114.0	58.8%
Telecoms	15.4	13.2	17.2%
Other	3.7	14.2	-74.3%

Total	515.6	442.9	16.4%

•	The EDP Group’s capital expenditures totalled €515.6m in the 1H2005, up 16.4% year-on-year, on the back of the initial construction works of the third 392 MW unit at the Ribatejo CCGT, investments in the Portuguese distribution grid, the construction of the Peixe Angical power plant in Brazil, investments related to the mandatory universal connection programme of all low voltage consumers in Brazil and the full consolidation of Hidrocantábrico’s operating investment (40% in the 1H2004). Note that the figures presented correspond to the EDP Group’s cash out flow on operating investments, considering the consolidation method for each subsidiary.

•	The bulk of EDPP’s capex in the 1H2005 was allocated to the construction works of the third 392 MW unit of the Ribatejo CCGT (€33.4m). As of June 2005, €102.0m had already been invested in this unit. Total investment is expected to reach €197m by 2006, when it should start operations. In addition, in the 2Q2005, EDPP started investing in works to reduce SO2 and NOX emissions at the Sines Power Plant (€8.2m). Total estimated environmental investments at Sines will amount to approximately €250m.

•	In order to improve the quality of service, EDPD’s capex focused on the distribution network. Investments in the distribution grid, accounting for 93% of EDPD’s operating investment, increased 9.2% year-on-year, which along with favourable weather conditions, allowed for a 17.6% improvement of Equivalent Interruption Time (100min. in the 1H2004 vs. 82min. in the 1H2005).

•	More than 50% of Hidrocantábrico’s capex was allocated to the construction of new wind farms. During 2005 capacity is expected to increase by 140MW, representing a total investment for the year of approximately €120m. In 2005 the following wind farms should start operations: Las Lomillas (50MW – 50% held by Genesa) (July); La Sotonera (19MW) (July); La Brújula (74 MW) (September); and El Boquerón (22 MW) (December). In addition, HC started the environmental investments ( €9m in the 1H2005) related to the reduction of SO2 and NOx at Aboño and Soto, in order to comply with EU directives until the end of 2007. Total estimated investment in the 2005-2007 period amounts to approximately €140m.

•	Peixe Angical hydro power plant (450 MW) represented 60% of the capex in Brazil. Investments in this project amounted to R$307.8m (€108.0m) in the 1H2005 and EDP expects to invest a total of R$540m in 2005 and a further R$186m in 2006, when it should start operations. Note that this figure corresponds to 100% of the project, of which EDP owns 60%. The project is also being financed through a R$670m loan with BNDES. In addition, capex in Brazil includes a total R$66.1m (€23.2m) related to the mandatory universal connection programme – “Universalização” – to all low voltage consumers.

(1)	40% in the 1H2004

Cash Flow

Operating Cash Flow by Business Area (€ m)	1H2005	1H2004	Δ%
EDP Produção	361.4	420.0	-13.9%
EDP Comercial	(10.3)	(22.7)	54.9%
Enernova & EDP Bioeléctrica	17.6	9.4	88.6%
EDP Distribuição	228.3	257.9	-11.5%
Hidrocantábrico	85.3	122.6	-30.4%
Brazil	141.5	105.9	33.6%
Oni	17.5	15.4	13.5%
Hydro Correction	(98.9)	(7.5)	—
Other	(69.7)	(49.0)	-42.3%

EDP Group Operating Cash Flow	672.8	852.0	-21.0%

Consolidated Cash Flow (€ m)	1H2005
Net Profit	318.3
Depreciation	443.8
Compensation of subsidised assets’ depreciation	(40.9)
Concession Rights’ Amortisation	18.8
Net Provisions	(45.1)
Interest Hydraulicity Account	3.8
Forex Differences	(44.3)
Income From Equity Method	(25.0)
Deferred Taxes	(22.1)
Minority Interests	31.8
Other Adjustments	99.8
Net Financial Interests and other financial costs (or revenues)	136.2

Operating Cash Flow before Working Capital	875.3

Change in Operating Working Capital	(14.6)
Hydro Correction	(98.9)
Tariff Deviation in Spain	(88.9)

Operating Cash Flow	672.8

Capex	(515.6)

Net Operating Cash Flow	157.2

Divestments of Fixed Assets	177.8
Net Financial Investments	(155.1)
Net Financial Interests and other financial costs (or revenues)	(136.2)
Dividends Paid	(336.0)
Other Changes in Non-Operating Working Capital	(103.9)
Cash & Equivalents	(58.8)

Decrease/(Increase) in Financial Debt	(455.0)

Financial Debt and Provisions for Social Benefits

Financial Debt (€ m)	1H2005	2004
EDP S.A. and EDP Finance BV	6,996.7	5,553.0

EDP Produção	31.4	33.9
EDP Comercial	—	—
Enernova & EDP Bioeléctrica	15.9	17.0
EDP Distribuição	—	—

Hidrocantábrico	452.7	1,621.1

Brazil	973.2	731.4

Oni	580.1	622.5

Other	19.2	42.4

Sub-Total	9,069.2	8,621.3

OPTEP Derivative (Liability)	315.0	315.0
Fair Value on Hedged Debt	96.8	107.6
Accrued Interests on Debt	135.1	117.3

Total Financial Debt	9,616.1	9,161.1

Cash and cash equivalents	356.0	290.4
OPTEP Derivative (Asset)	287.0	336.0

EDP Consolidated Net Debt	8,973.1	8,534.7

Net Debt Allocation (€ m)	1H2005	2004
Internal + External Debt

EDP Produção	1,965.1	2,168.5
EDP Comercial	81.0	89.1
Enernova & EDP Bioeléctrica	164.9	127.9
EDP Distribuição	1,432.6	1,339.5
Hidrocantábrico	1,647.8	1,711.3
Brazil	1,141.5	912.0
Oni	683.3	703.9

EDP SA & adjustments	1,856.8	1,482.4

EDP Consolidated Net Debt	8,973.1	8,534.7

Provisions for Social Benefits (€ m)	1H2005	2004
Pensions	1,156.3	1,267.1
Medical Care	734.4	728.4

Total	1,890.6	1,995.4

(1)	Nominal Value

Debt Ratings

	S&P	Moody’s	Fitch
SA & BV	A/Neg/A1	A2/St/P1

HC		A3/St/P2	BBB/P/F2

Bandeirante		Ba3/St

Escelsa	B+/Neg	B2/Neg

Investco		Ba1/St

•	The EDP Group’s total net debt increased by €438.3m, vis-à-vis YE2004, to €8,973.1m. Despite operating cash flow in the 1H2005 amounting to €672.8m, financial debt increased following capital expenditures of €515.6m, the annual dividend payment of €336.0m, financial investments of €155.1m and a hydro correction payment to REN of €98.9m due to a very dry period which had an impact on the operating cash flow. In this period EDP divested from REE (€76m), concluded the sale of 60% of Edinfor to LogicaCMG (€81m) and sold an office building to REN (€21m).

•	Financial investments in the period consisted of: i) the purchase of a 46.625% stake in Portgás (€85.0m), the second gas distribution company in Portugal with 126 thousand clients (by the end of 2004 EDP already had acquired a 12.9% indirect stake in this company for €66.9m); ii) the acquisition of an additional 20% stake in Turbogás (€52.0m), which owns a 990 MW CCGT power plant, increasing EDP’s stake in that company to 40%; and iii) the purchase of 2 wind farms, for €18.1M, with 53 MW in the pipeline, of which 12 MW should come into service in September 2005 and 42 MW in June 2006.

•	The replacement of Hidrocantábrico’s long term financial debt with inter-company loans explains the swing in the external financial debt at the Holding level and at Hidrocantábrico. This debt restructuring process, which was concluded at the beginning of 2005 with the replacement of €1,375m, will result in consolidated financial cost savings (estimated at €6m per year).

•	Net debt allocated to the Iberian core business fell from €5,436 in the 1H2004 to €5,291 in the 1H2005 due to the strong cash flow generation of these businesses. The net debt increase in Brazil is explained by the Real appreciation against the Euro (27% since YE2004) and by the funding obtained from BNDES (R$603.3m or €211.7m as of June 2005), related to the construction of Peixe Angical 450 MW hydro power plant that should be concluded during 2006.

Consolidated Financial Income/(Expense)

Financial Results (€ m)	1H2005	1H2004	Δ%
Income from group&associated cos.	25.0	5.7	337.3%
Investment income	29.1	9.0	—
Financial Investments Gains/(Losses)	54.1	14.7	268.3%
Net financial interest paid	(159.9)	(143.9)	-11.1%
Net foreign exchange differences	44.3	(18.0)	—
Other	(41.8)	(4.7)	—
Financing Gains/(Losses)	(157.4)	(166.6)	5.5%

Financial results	(103.3)	(151.9)	32.0%

Income from Equity Method (€ m)	1H2005	1H2004	Δ%
REN (30%)	7.8	(5.4)	—
Edinfor (40%)	(5.8)	—	—
Portgás (60%)	5.0	—	—
CEM (22%)	4.3	3.8	15.8%
Turbogás (40% in 2005/20% in 2004)	6.2	3.5	77.7%
DECA II (EEGSA (21%))	3.1	1.2	146.8%
HCs subsidiaries	1.4	1.2	10.6%
Other	2.9	1.4	—

Total	25.0	5.7	337.1%

Note 1: The 1H2004 equity contribution from REN, now presented, changed from last year’s reported figure, as the consequence of the application of the IFRS to REN’s accounts. In accordance with the IFRS conceptual framework, regulatory assets or liabilities, among other, are not recognised, resulting in an adjustment of -€14.4m to the equity contribution of REN.

Amort. of rights and concession (€ m)	1H2005	1H2004	Δ%
EBE	4.3	4.4	-3.3%
IVEN (Escelsa/Enersul)	10.7	10.8	-1.2%
Comunitel	2.2	2.0	10.1%
Oni	1.6	1.7	-2.9%
Edinfor (goodwill impairment)	—	2.5	—

Total	18.8	21.4	-12.3%

Note 2: Under IAS, goodwill ceases to be amortised in the P&L, and the underlying assets become subject to an impairment test.

Financial results were influenced by:

A €13.9m increase in “Income from group and associated cos.” that includes the following main positive impacts: i) a €7.8m equity contribution from REN, as a consequence of the dividends received from GalpEnergia (18.3% owned by REN); ii) the initial consolidation of Portgás (+€5.0m), a gas distribution company, following the exercise in December 2004 of the call option on 60% of its share capital; and iii) the increase in EDP’s stake in Turbogás (from 20% to 40%) which balanced the impact from the company’s lower net profit (+€2.7m). These were mitigated by the negative contribution from Edinfor (-€5.8m) that started to be equity consolidated as from January 2005 (previously fully consolidated in EDP’s accounts) after the sale of 60% of the company to LogicaCMG.

The €20.1m increase in “Investment Income”, is due to i) the distribution of dividends from GalpEnergia (14.27% owned by EDP), which amounted to €23.7m in the 1H2005, whereas in 2004 the company only distributed dividends in the 4Q; ii) lower dividends received from MillenniumBCP (€5.0m), following the early distribution of part of the 2005 dividend in the 4Q2004.

“Net financial interest paid” increased 11.1% reflecting i) the increase in debt from the full consolidation of Hidrocantábrico (previously 40% consolidated) in the 1H2005 (+€26.0m), ii) mitigated by the fall in the average cost of debt from 3.99% to 3.75% (-€10.1m).

“Net foreign exchange differences” in the 1H2005 mainly reflect the effect of the 13% appreciation of the Brazilian Real against the US Dollar on the dollar denominated debt in Brazil (7% depreciation in the 1H2004).

The drop in “Other” financial gains and losses include i) the hedge of Bandeirante’s US Dollar denominated debt (-€21.4m), which compensated the gain in “Net Forex differences”; ii) and the negative result from the implementation of IAS39, regarding the fair value of the derivatives (-€8.3m).

(1)	Net Forex Differences in chart were adjusted for hedge instruments accounted in “Other”

Business Areas

Electricity Generation in Portugal

Electricity Generation (GWh)	1H2005	1H2004	Δ%
Hydroelectric (PES) (1)	2,328	5,335	-56.4%
Thermoelectric (PES) (1)	7,478	5,439	37.5%

Binding Generation	9,806	10,774	-9.0%

Hydroelectric (NBES) (2)	61	230	-73.4%
TER CCGT (NBES) (2)	2,624	1,155	127.2%

Non-Binding Generation	2,685	1,385	93.9%

Small hydro	48	83	-42.4%
Cogeneration	339	358	-5.2%
Wind farms	161	96	67.3%
Biomass	23	24	-2.7%

Special Regime Producers	571	561	1.9%

Total EDP generation	13,063	12,719	2.7%

Pego thermal power station (PES) (1)	2,465	1,974	24.9%
Tapada thermal power station (PES) (1)	3,297	3,049	8.1%
Alqueva hydroelectric power station	45	34	32.4%
Auto-producers (IES) (3)	2,592	1,882	37.7%
Import / (Export) net	2,929	3,351	-12.6%
Direct sales to ind. clients (incl. in Cogen.)	(119)	(268)	55.5%
Pumping	(270)	(176)	-53.4%
Gross demand	24,001	22,565	6.4%

Synchronous compensation	(15)	(22)	33.2%
Own consumption - generation	(2)	(5)	65.1%
Own consumption - transmission grid	(5)	(5)	3.5%
Transmission losses	(345)	(405)	14.7%

Energy delivered to distribution	23,634	22,129	6.8%

Hydro Coeficient	0.33	0.81	-59.3%

Thermal generation (GWh)	1H2005	1H2004	Δ%	Fuel	MW
Sines	4,813	4,887	-1.5%	Coal	1,192.0
Setúbal	1,853	311	—	Fuel oil	946.4
Carregado	680	165	—	Fuel oil/Nat. Gas	710.2
Barreiro	116	71	63.5%	Fuel oil	56.0
Tunes (4)	17	5	—	Gas Oil	165.0

Thermal emission (PES)	7,478	5,439	37.5%

•	Portugal’s electricity demand continued to show a healthy growth rate of 6.8% from the 1H2004 to 23.6 TWh. The EDP Group accounted for 54% of the total energy delivered to the system (stable from 55% in the 1H2004).

•	EDP’s electricity generation output went up 2.7% year-on-year, due to i) a five fold increase in output from fuel-oil power plants and ii) the contribution of the second 392 MW unit of the Ribatejo CCGT that started operating in the 4Q2004. These effects offset the impact of the lower utilisation of EDP’s hydroelectric power stations - 50% of EDP’s installed capacity in Portugal – in one of the driest periods of the last years (hydro coefficient of 0.33 vs. 0.81 in the 1H2004).

•	As a result the contribution of EDP’s Hydro plants to total Group domestic generation fell from 44% in the 1H2004 to 19% in the 1H2005. However, EDP’s gross profit is only marginally affected by swings in generation output or fuel costs hikes (see in next page) since 86% of its installed capacity in Portugal is bound to long-term Power Purchase Agreements (PPAs) in the Public Electricity System (PES).

(1)	PES - Public Electricity System
(2)	NBES - Non-binding Electricity System
(3)	IES - Independent Electricity System
(4)	In April 2004, Units 1 and 2 (32MW) at Tunes were decomissioned from service in the PES
(5)	Load Factor: number of equivalent hours to the output of a power plant relative to the total number of hours in the period

EDP Produção

PES (€ m)	1H2005	1H2004	Δ%
PPA Capacity Charge	452.0	443.1	2.0%
PPA Energy Charge	229.7	123.1	86.7%
Steam (Barreiro) & Ashes	3.0	3.1	-2.0%

(-) Coal	105.3	83.5	26.1%
(-) Fuel oil	112.0	21.4	422.9%
(-) Natural Gas	1.5	7.4	-80.3%
(-) Gas Oil	2.0	0.6	259.6%
(-) Electricity Autoconsumption & Materials	3.7	2.8	33.7%

PPA Gross Profit	460.3	453.7	1.5%

NBES (€ m)	1H2005	1H2004	Δ%
Electricity Sales	241.4	75.2	—
(-) Direct costs (fuel + purchases + trading)	227.2	22.9	—

NBES Gross Profit	14.2	52.3	-72.9%

SRP (€ m)	1H2005	1H2004	Δ%
Cogeneration	32.0	27.6	16.2%
Small hydro (<10 MW)	4.0	6.3	-37.7%

(-) Natural Gas (Cogeneration)	21.0	18.4	14.2%
(-) Electricity Purchases	0.2	0.5	-66.7%

SRP Gross Profit	14.8	15.0	-1.0%

•	Gross Profit in the Public Electricity System (PES) went up 1.5% reflecting the stable return profile of the PPA Capacity Charge and the pass-through of fuel costs by means of the PPA Energy Charge. The slight increase in the PPA Capacity Charge in the period reflects inflation, mitigated by both i) the lower availability factors (km) at the hydro power stations (hydro km: 1.040 in 1H2005 vs. 1.048 in 1H2004) and ii) the decommissioning in December 2004 of the 47MW Tapada do Outeiro plant (€3.0m contribution in the 1H2004). The fuel procurement margin (Energy Charge minus Fuel Costs) decreased from €10.3m in 1H2004 vs. €9.0m in 1H2005 as a result of i) the lower spreads between EDPP’s acquisition costs and the international fuel prices’ indices (used as benchmark to calculate the PPA Energy Charge) experienced in the 1H2005 and ii) the negative impact in the 1H2004’s fuel procurement margin from the revaluation of EDPP’s coal stocks (€2.8m).

•	Gross Profit in the Non-Binding Electricity System (NBES) decreased to €14.2m following i) an approximately 60% reduction in the energy delivered to EDPD (“parcela livre”) and ii) the negative impact of high pool prices in the 1H2005 on the electricity purchase service provided by EDPP to EDP Comercial (EDPC): EDPP guarantees EDPC’s electricity purchase price, shielding EDPC’s commercial activity from the short-term pool price volatility. The non-binding generation did benefit from the extra output provided by the second unit of the Ribatejo CCGT, which more than compensated for the lower volumes generated by the hydro plants operating in the NBES.

•	Gross Profit from Special Regime Producers (SRP) decreased because of the 42% fall in output from the small hydro power stations (with installed capacities lower than 10 MW) as a result of the dry period. The 25.9% increase in gross profit from EDP’s cogenerators was driven by the rise in output to the system (more than doubled in the 1H2005) and the increase in the selling price to industrial clients (which is indexed to the average cost of natural gas), mitigated by the increase in fuel costs.

EDP Produção

Operating Income Statement (€ m)	1H2005	1H2004	Δ%
Energy sales	951.1	668.0	42.4%
Services provided	(39.6)	35.6	—
Other sales	11.0	10.4	6.0%
Operating Revenues	922.6	714.0	29.2%

Electricity	91.2	18.0	407.2%
Fuel for electricity generation	333.3	164.8	102.2%
Materials and goods for resale	2.1	1.3	64.7%
Direct Activity Costs	426.6	184.1	131.7%

Gross Profit	496.0	529.9	-6.4%
Gross Profit/Revenues	53.8%	74.2%	-20.5 p.p.

Supplies and services - Group	14.3	9.6	49.2%
Supplies and services - Non-Group	25.2	23.0	9.6%
Personnel costs	42.5	48.7	-12.8%
Costs with social benefits	5.4	17.5	-69.4%
Generation centre rentals	1.9	1.8	4.0%
Other operating costs (or revenues)	(2.8)	(4.2)	34.8%
Operating Costs	86.4	96.4	-10.3%

EBITDA	409.6	433.6	-5.5%
EBITDA / Revenues	44.4%	60.7%	-16.3 p.p.

Depreciation and amortisation	99.0	103.7	-4.6%
Compensation of subsidised assets’ depr.	(0.3)	(0.0)	-938.1%

EBIT	310.9	329.9	-5.8%
EBIT / Revenues	33.7%	46.2%	-12.5 p.p.

Number of employees	1H2005	1H2004	Δ%
Number of employees	1,726	1,944	-11.2%
Generation activity	1,058	1,164	-9.1%
Maintenance and engineering activity	474	498	-4.8%
Energy management activity	29	29	—
Sub-Holding	165	253	-34.8%

MW/Employee	4.69	4.00	17.1%

Operating investment (€ m)	1H2005	1H2004	Δ%
Binding generation	18.1	10.7	69.4%
Non-Binding generation	33.8	80.7	-58.1%
Other investments	1.4	1.7	-12.5%
Financial costs (capitalised) and invest.	9.3	6.6	42.1%

Total operating investment	62.7	99.6	-37.1%

Recurring investment	5.4	5.2	4.0%
Non-recurring investment	57.3	94.4	-39.3%

•	EDPP’s EBITDA dropped 5.5% following the negative impacts of lower sales to EDPD and of the high pool prices on the gross profit of the non-binding activity of EDPP, despite a 10.3% decrease in operating costs as explained below.

•	Supplies and Services increased €7.0m as a result of i) higher maintenance costs (+€4.3m) due to the late implementation of CPPE’s annual maintenance program in 2004 (+€2.6m), higher maintenance in the fuel-oil power stations as a result of the higher utilisation, the start of operations of Ribatejo’s second 400MW unit and repair works in Soporgen (+€0.9m); ii) an exceptional charge (+€1.9m) related to advisory fees on the CMECs; and iii) higher charges from EDP S.A. (+€2.5m) - following the new group policy of allocating to the business units the costs of services rendered by the holding company - and EDP Valor (+€0.2m).

•	Personnel costs decreased 12.8% reflecting i) the 11.2% reduction in the number of employees which resulted in a 4.4% fall in salaries paid (despite a 2.9% avg. salary increase in 2005); and ii) fewer negotiated dismissals in the period which reduced severance payments by €1.2m (€1.6m in the 1H2004). The reduction in the number of employees in the 2Q2005 includes the transfer of 62 employees from EDPP to EDP Valor.

•	Costs with social benefits fell €12.1m (-69.4%) from the 1H2004 due to: i) an €4.4m increase in pension premiums in the 1H2004 to account for the insufficiency identified in the 2004 actuarial study; ii) €2.6m premiums paid under the flexible retirement program in 1H2004; iii) a €3.4m decrease in pension premiums to account for the excess identified by the 2005 actuarial study in 1H2005 and iv) the fact that the 1H2005 is benefiting from reduction in other costs with inactive personnel that, following the flexible retirement program accepted partial payment from the Portuguese Social Security System.

•	Operating investment decreased 37.1%, following the end of the construction of the second unit of the Ribatejo CCGT. The third unit of this power station represented approximately 50% of the total capex in the period. The increase in operating investments in binding generation is related to the beginning, in the 2Q2005, of both i) the works to reduce SO2 and NOx emissions at the Sines power station (€8.2m) and ii) the start of the project for Baixo Sabor hydro power station (€1.5m).

EDP Comercial

Operating Income Statement (€ m)	1H2005	1H2004	Δ%
Operating Revenues	244.4	153.8	58.9%

Direct Activity Costs	252.0	150.7	67.2%

Gross Profit	(7.6)	3.1	—
Gross Profit/Revenues	-3.1%	2.0%	-5.1 p.p.

Supplies and services	4.7	2.9	62.7%
Personnel costs	1.2	1.6	-24.9%
Costs with social benefits	0.2	0.2	-2.9%
Other operating costs (or revenues)	0.0	0.3	-99.9%
Operating Costs	6.0	4.9	23.0%

EBITDA	(13.6)	(1.8)	-657.9%
EBITDA / Revenues	-5.6%	-1.2%	-4.4 p.p.

Depreciation and amortisation	2.2	1.7	23.9%
Compensation subsidised assets’ deprec.	—	—	—

EBIT	(15.7)	(3.5)	-345.7%
EBIT / Revenues	-6.4%	-2.3%	-4.1 p.p.

EDPC Operating data	1H2005	1H2004	Δ%
EDPC Electricity sales (GWh)	2,890	2,177	32.7%
Market Share (GWh)	65%	69%	-3.8%
Number of Clients	7,773	1,906	x 4.1
Market Share (# of Clients)	72%	73%	-1.5%
Number of Employees	78	67	16.4%
Operating Investment (€ m)	0.6	1.6	-61.0%

•	Total energy supplied in the NBES grew 40% YoY to 4,422 GWh in the 1H2005, now representing 20% of the total consumption in Portugal (15% in the 1H2004).

•	The Portuguese liberalised market is at an early stage of development and thus the net selling price reflects the cost of capturing new clients. Consequently the more than four fold increase in the number of EDPC’s clients had a negative price effect of €9.3m in the gross profit of the company.

•	EDPC has a fixed price contract (reviewed periodically) with EDPP’s energy management department which procures electricity (namely in the Spanish pool) on behalf of EDPC. This shielded EDPC’s gross profit from the hike in electricity prices and high fuel costs.

EBITDA - EDPP & EDPC (€ m)	1H2005	1H2004	Δ%
Operating Revenues	1,005.4	817.3	23.0%

Electricity	182.7	118.5	54.2%
Fuel for electricity generation	333.3	164.8	102.2%
Materials and goods for resale	2.1	1.3	64.7%
Direct Activity Costs	516.0	283.3	82.1%

Gross Profit	489.4	534.0	-8.3%

Supplies and services	43.1	34.3	25.4%
Personnel costs	43.7	50.3	-13.2%
Costs with social benefits	5.5	24.3	-77.3%
Other operating costs (or revenues)	(0.9)	(2.2)	57.9%

EBITDA	398.1	427.1	-6.8%
EBITDA / Revenues	39.6%	52.3%	-12.7 p.p.

Note: In order to illustrate the effect of the elimination of the intra-group transactions between EDPC and EDPP, we present above the consolidated EBITDA of the two companies.

Enernova & EDP Bioeléctrica

Installed Capacity - MW	1H2005	1H2004	Δ MW
Wind	142	96	+46
Biomass	9	9	—

Total	151	105	+46

Generation - GWh	1H2005	1H2004	Δ%
Wind	161	97	66.2%
Biomass	23	24	-2.7%

Total	184	121	52.6%

Operating Income Statement (€ m)	1H2005	1H2004	Δ%
Wind	14.7	8.5	72.0%
Biomass	1.7	1.7	-1.4%
Electricity Sales	16.3	10.2	59.7%

Direct Activity Costs	1.4	1.1	27.4%

Gross Profit	15.0	9.2	63.5%
Gross Profit/Revenues	91.6%	89.5%	2.1 p.p.

Supplies and services	1.5	0.8	100.6%
Personnel costs & costs with social benefits	0.4	0.6	-20.7%
Generation centre rentals	0.4	0.2	84.7%
Other operating costs (or revenues)	0.4	(0.5)	—
Operating Costs	2.8	1.0	181.3%

EBITDA	12.2	8.2	49.3%
EBITDA / Revenues	74.6%	79.9%	-5.2 p.p.

Depreciation	4.2	2.3	83.4%
Compensation subsidised assets’ deprec.	(0.1)	(0.1)	-8.7%

EBIT	8.1	6.0	35.6%
EBIT / Revenues	49.5%	58.3%	-8.8 p.p.

Number of Employees	1H2005	1H2004	Δ%
Number of Employees	18	15	20.0%

Investments (€ m)	1H2005	1H2004	Δ%
Operating Investment	10.5	31.4	-66.6%
Financial Investments	18.1	—	—

Total Investments	28.6	31.4	-8.9%

•	Installed capacity increased 46MW, relatively to 1H2004, following the entry into service of two wind farms in 2004 – Vila Nova I (20 MW) in July 2004 and Serra do Açor (20 MW) in September 2004 – and the re-powering of Vila Nova I (6 MW), in April 2005.

•	Following this increase in capacity, wind electricity generation increased 66%, attaining a total output of 161 GWh in the first 6M2005. Wind generation was also influenced by a higher number of wind hours in the 1H2005 versus 1H2004, resulting in an increase of the wind power load factor to 26.0% versus 24.6% in the same period last year.

•	Gross Profit went up by 63.5%, following the increasing renewable generation while EBITDA increased by 49.3% to €12.2m despite the rise in operating costs (mainly Supplies and Services and Generation Centre Rentals) due to new capacity becoming operational.

•	S&S increased essentially due to the maintenance costs generated by wind farms exiting the two years’ warranty period. In 1H2005, Enernova had 65 MW with more than two years, compared to 41 MW in 1H2004. Generation Centre Rentals is a variable charge, as a percentage of the energy sold, that each wind farm has to pay both to municipalities and to landowners, thus more capacity in operation and output implies an increase in this line item cost.

•	Investments in the 1H2005 totalled €28.6m, the bulk of which was dedicated to new wind capacity. Out of the total amount, €18.1m relates to the financial investment made in EASA in the 1Q2005. Through this transaction Enernova acquired 2 wind farms with 53 MW in the pipeline, out of which 12 MW should start operating in September 2005 and a further 42 MW in June 2006. The completion of this transaction is conditional on a non-opposition decision by the Portuguese Competition Authority. Capital expenditure in the period amounted to €10.5m and relates mainly to the investments made in Vila Nova I and Serra do Açor wind farms and in the repowering of Vila Nova I. Additionally, Enernova is working on the repowering of Pena Suar (+6 MW - 4Q2005) and Fonte da Quelha / Alto do Talefe (+3 MW - 4Q2005) wind farms.

Load Factor: number of equivalent hours to the output of a wind farm relative to the total number of hours in the period, considering the date of entry into industrial service of each wind farm.

EDP Distribuição

Electricity Distributed (GWh)	1H2005	1H2004 (1)	Δ%
Energy Delivered to Distribution	23,634	22,128	6.8%
Sales to EDP power plants	(6)	(7)	16.2%
Own consumption - distribution	(16)	(16)	-1.1%
Distribution losses	(1,819)	(1,704)	-6.8%

Total Electricity Sales(2)	21,792	20,400	6.8%

Electricity Sales - BES(3)	17,370	17,251	0.7%
VHV (Very high voltage)	657	606	8.5%
HV (High voltage)	2,527	2,053	23.1%
MV (Medium voltage)	2,653	3,378	-21.5%
SLV (Special low voltage)	1,285	1,555	-17.4%
LV (Low voltage)	9,528	8,995	5.9%
PL (Public lighting)	720	664	8.5%

Electricity Sales - NBES(4)	4,422	3,149	40.4%
EDP	2,890	2,177	32.7%
VHV (Very high voltage)	24	—	—
HV (High voltage)	24	17	43.8%
MV (Medium voltage)	2,607	2,161	20.7%
SLV (Special low voltage)	235	—	—
Non-EDP	1,532	972	57.6%
HV (High voltage)	23	10	125.2%
MV (Medium voltage)	1,429	962	48.6%
SLV (Special low voltage)	80	—	—

Electricity Consumers (5)	1H2005	1H2004	Δ
Electricity Sales - BES(3)	5,850,178	5,773,909	76,269
VHV (Very high voltage)	19	18	1
HV (High voltage)	155	142	13
MV (Medium voltage)	16,978	18,516	(1,538)
SLV (Special low voltage)	23,139	28,691	(5,552)
LV (Low voltage)	5,765,013	5,683,413	81,600
PL (Public lighting)	44,874	43,129	1,745

Electricity Sales - NBES(4)	10,840	2,602	8,238
EDP	7,773	1,906	5,867
VHV (Very high voltage)	1	—	1
HV (High voltage)	5	1	4
MV (Medium voltage)	2,919	1,905	1,014
SLV (Special low voltage)	4,848	—	4,848
Non-EDP	3,067	696	2,371
HV (High voltage)	3	1	2
MV (Medium voltage)	1,456	695	761
SLV (Special low voltage)	1,608	—	1,608

Total Electricity Consumers(2)	5,861,018	5,776,511	84,507

% Change YoY			1.5%

•	In the 1H2005, electricity demand went up 6.8% year-on-year, to 21.8 TWh. Consumption was driven by a cold winter (1.4p.p.) and by the fact that co-generators opted to sell to the system all the energy they produced at special regime’s prices, then buying back the necessary energy from the system at lower tariffs. In addition, Portuguese electricity consumption growth reflects the 34% lower electricity consumption per capita vis-à-vis the European average.

•	Full liberalisation of the electricity market occurred in August 2004 with the extension of the eligibility threshold to all LV customers. The applicable regulations were issued in January and July 2005, nevertheless, the ability of LV clients to choose their supplier still depends on the development of IT solutions.

•	Electricity sales in the binding system increased by a mere 0.7% year-on-year, reflecting the transfer of some MV and SLV clients to the liberalised market. The increase in electricity sales from HV and VHV segments reflects an increase in the number of EDPD clients and the fact that in June 2004 one important industrial client (VHV) interrupted its activity.

(1)	1H2004 Energy Balance was adjusted in 15.5 Gwh to include sales from Energin and Soporgen under “sales to EDP Group for final consumption”
(2)	Figures presented include sales to EDP Group for final consumption
(3)	BES - Binding Electricity System
(4)	NBES - Non-Binding Electricity System
(5)	Figures presented include EDP Group companies

EDP Distribuição

•	EDPD’s allowed revenues decreased 2.7% year-on-year:

(a) The Use of the Distribution Grid (UDGr) revenues were up 1.8% as the higher electricity-flow at EDPD’s network more than offset the 4% average unit’s revenue reduction for this activity;

(b) Allowed revenues for the Network Supply (NS) and the Supply in the Public system (SPS) activities fell 20.0% following: (i) a reduction in their regulated rate of return from 9.0% to 8.5%; (ii) a 13.8% decrease of structural commercial costs; and (iii) a lower regulated asset base allocated to the NS activity, due to a re-allocation of investment subsidies from the UDGr activity to the NS activity in the last regulatory review (therefore with no impact on the total asset value of the 3 regulated activities);

(c) Allowed revenues for the 1H2005 also include an €18.9m recovery (through tariffs) of costs incurred within the scope of EDPD’s Human Resources Restructuring Program.

•	Costs with electricity purchases rose 12.8% year-on-year mostly due to: (i) an increase in electricity distributed; (ii) a 44% average increase in the Global Use of the System tariff (GUS), following the 2005 tariff review mostly related to an

Electricity Sales & Gross Profit (€ m)	1H2005	1H2004	Δ%
VHV (Very high voltage)	29.4	25.0	17.3%
HV (High voltage)	128.4	96.4	33.2%
MV (Medium voltage)	218.8	251.6	-13.0%
SLV (Special low voltage)	126.9	152.1	-16.6%
LV (Low voltage)	1,219.6	1,221.0	-0.1%
PL (Public lighting)	50.4	55.2	-8.8%
Interruptibility Discounts	(17.1)	(14.3)	-19.5%
Tariff correction Discounts	0.0	(0.2)	—
Invoiced Sales - BES	1,756.4	1,786.9	-1.7%

Invoiced Sales - NBES	99.6	58.3	71.0%

Electricity Revenues	1,856.0	1,845.1	0.6%

Electricity Purchases	1,278.8	1,133.4	12.8%

Electricity Gross Profit	577.1	711.8	-18.9%

Tariff Difference to Recover/(Return) (€ m)	1H2005	1H2004	Δ%
Total Allowed Revenues	615.6	632.9	-2.7%

Electricity Gross Profit	577.1	711.8	-18.9%

Tariff Difference to Recover/(Return)	38.5	(78.8)	—

Regulated Revenues (€ m)	1H2005	1H2004	Δ%
Unit revenue for the UDGr: HV and MV (€ / MWh)	8.3	9.5	-12.8%
Electricity delivered to BES/NBES: HV and MV (GWh)	21,871	20,547	6.4%
Unit revenue for the UDGr: LV (€ / MWh)	24.5	23.9	2.6%
Electricity delivered to BES/NBES: LV (GWh)	11,848	11,215	5.6%

UDGr allowed revenues	470.8	462.4	1.8%

Average assets of the NS activity (net of amortisations)	138.8	168.0	-17.4%
Return on average assets of NS activity (%)	8.5	9.0	-5.6%
Assets’ amortisation of NS activity	23.8	35.2	-32.3%
Annual structural commercial costs of NS activity	29.3	30.3	-3.4%

Network Supply allowed revenues	64.9	80.6	-19.5%

Average assets of SPS activity (net of amortisations)	24.5	23.6	3.9%
Return on average assets of SPS activity (%)	8.5	9.0	-5.6%
Assets’ amortisation of SPS activity	3.3	4.4	-25.8%
Annual structural commercial costs of SPS activity	33.8	42.8	-21.1%

Supply in Public System allowed revenues	39.1	49.3	-20.7%

t-2 tariff adjustment for UDGr activity	6.8	(3.6)	—
t-2 tariff adjustment for NS activity	0.7	0.3	95.8%
t-2 tariff adjustment for SPS activity	0.7	0.2	—

t-2 tariff adjust. for UDGr, SPS and NS	8.1	(3.1)	—

t-2 tariff adjustment for Energy Acquisition Activity	17.3	33.0	-47.7%
t-1 tariff adjustment for Energy Acquisition Activity	(3.5)	10.6	—

t-1 & t-2 tariff adjust. for Energy Aquisition activity	13.8	43.7	-68.4%

HR Restructuring Costs Recovery	18.9	—	—

Total Allowed Revenues	615.6	632.9	-2.7%

increase of Special Regime Generation, which was reflected in an additional €64.4m in costs (a pass-through to the tariff); and (iii) an €81.7m increase in fuel costs related to a swing from last year in quarterly adjustments - 1H2005 fuel costs’ adjustments totalled €73.5m of which €21.2m, related to HV/MV, were recovered through the tariffs in the 1H2005 and €52.3m, related to LV, will be passed through to tariffs in 2006.

•	Electricity gross profit fell 18.9% year-on-year:

(a) Real consumption for the 1H2004 came above ERSE’s forecast for the period, reflected into a €78.8m negative tariff difference between allowed revenues and electricity gross profit;

(b) Electricity gross profit for the 1H2005 was €38.5m below allowed revenues for the period due to: (i) the above-mentioned €52.3m fuel costs adjustment (related to the LV segment), to be recovered next year; which was partly offset by (ii) the fact that real consumption for the binding system came 6.4% above ERSE’s forecast for the period, implying that EDPD has to return to the tariffs in two years time the fixed component of electricity purchases that the company received in excess through the tariffs.

EDP Distribuição

Operating Income Statement (€ m)	1H2005	1H2004	Δ%
Electricity sales	1,856.0	1,845.1	0.6%
Services provided	14.2	10.7	33.0%
Other sales	1.5	1.3	17.0%
Operating Revenues	1,871.8	1,857.1	0.8%

Electricity Purchases	1,278.8	1,133.4	12.8%
Materials and goods for resale	7.4	7.6	-2.3%
Direct Activity Costs	1,286.3	1,141.0	12.7%

Gross Profit	585.5	716.2	-18.2%
Gross Profit/Revenues	31.3%	38.6%	-7.3p.p.

Supplies and services - Group	52.8	48.9	8.0%
Supplies and services - Non-group	66.2	56.9	16.3%
Personnel costs	95.9	100.7	-4.8%
Costs with social benefits	9.7	108.8	-91.1%
Concession fees	100.9	92.7	8.8%
Other operating costs (or revenues)	(4.0)	(4.5)	9.8%
Operating Costs	321.4	403.5	-20.4%

EBITDA	264.1	312.6	-15.5%
EBITDA / Revenues	14.1%	16.8%	-2.7p.p.

Depreciation and amortisation	164.9	161.4	2.2%
Comp. of subsidised assets’ amortis.	(38.5)	(36.9)	-4.4%

EBIT	137.7	188.1	-26.8%
EBIT / Revenues	7.4%	10.1%	-2.8p.p.

Number of Employees	1H2005	1H2004	Δ
Number of Employees	5,438	6,176	(738)

GWh Distributed / Employee	4.0	3.3	21.3%

Equivalent Interruption Time (min.)	1H2005	1H2004	Δ%
Equivalent Interruption Time (EIT)	82	100	-17.6%

Operating Investment	1H2005	1H2004	Δ%
Distribution grid	186.9	171.2	9.2%
Other investments	8.2	12.2	-33.3%
Financial charges capitalised	5.8	4.9	19.0%

Operating Investment	200.8	188.3	6.7%

Investment subsidies - Cash	41.1	39.1	5.1%
Investment subsidies - Kinds	27.2	31.1	-12.4%

(-) Total Investment Subsidies	68.3	70.1	-2.7%

Operating Invest. Excl. Subsidies	132.6	118.1	12.2%

•	Group supplies & services went up 8.0% year-on-year due to: (i) a €5.2m increase in IT costs (due to improvement on timely invoicing in 1H2005); and (ii) higher management fees invoiced by EDP Valor (+€2.0m), which were partly offset by the 1H2005 accounting of commercial support services provided by Edinfor as “non-group” (-€4.2m from the 1H2004), following the sale of 60% of this company to LogicaCMG.

•	Non-group supplies & services rose 16.3% reflecting: (i) a €3.2m increase in setup costs in the re-branding of EDPD’s commercial network; (ii) the 1H2005 accounting of supplies & services provided by Edinfor as “non-group” (€3.8m) and (iii) a €1.3m increase in maintenance costs due to the higher recourse to external services that followed the reduction of the number of employees.

•	Personnel costs decreased 4.8% year-on-year explained by: (i) a 12% decrease in the number of employees, which reflected in a 4.2% decrease in salaries with active workers (following a 2.9% avg. salary increase in 2005); and (ii) lower costs with severance payments (-€4.9m from €6.6m in the 1H2004).

•	Costs with social benefits fell 91.1% year-on-year due to: (i) a €44.3m cost (NPV) related to the Human Resources Restructuring Program accounted in the 1H2004; (ii) €8.2m of incentives mostly related to the anticipated retirement programmes booked in the 1H2004; (iii) a €17.9m increase in pension premiums in the 1H2004 to account for the insufficiency identified by the 2004 actuarial study; and (iv) a €22.3m decrease in pension premiums in the 1H2005 to account for the surplus identified by the 2005 actuarial study. In both 1H2005 and 1H2004, costs with salaries paid to early retirees were offset through the use of a provision created for this purpose at EDPD’s accounts.

•	Operating Investment in the distribution grid increased 9.2% year-on-year, which along with favourable weather conditions allowed for a 17.6% improvement of Equivalent Interruption Time.

Hidrocantábrico - Generation & Supply

Spain Energy Balance (GWh)	1H2005	1H2004	Δ%
Hydro	11,270	18,218	-38.1%
Nuclear	27,185	31,933	-14.9%
Thermal (classic)	43,879	39,115	12.2%
CCGT	22,102	12,185	81.4%
(-) Consumptions in generation and pumping	(7,681)	(6,273)	-22.4%

Conventionl Generation	96,754	95,178	1.7%

Special Regime Generation	26,851	23,417	14.7%
Imports / (Exports)	1,007	(2,098)	—

Gross Demand	124,612	116,497	7.0%

Source: REE

HC’s Net Electricity Generation(GWh)	1H2005	1H2004	Δ%
Hydroelectric	557	544	2.4%
Nuclear	575	568	1.3%

Aboño	3,223	3,432	-6.1%
Soto de Ribera	2,120	1,620	30.9%
Coal	5,343	5,052	5.8%

Castejón CCGT	1,093	905	20.8%

Total Generation	7,568	7,068	7.1%
Pumping	(82)	(32)	—
Energy delivered to the Pool	7,486	7,036	6.4%

HC’s market share in wholesale market	7.4%	7.4%	—

HC Generation - Selling Price & Fuel Costs	1H2005	1H2004	Δ%
Avg. HC Selling Price to the Pool (€/MWh) (1)	55.4	30.5	81.5%
Avg. HC Fuel Cost (€/MWh) (2)	22.3	19.7	13.1%

HC Supply - Electricity Sales to Clients	1H2005	1H2004	Δ%
Electricity Supplied (GWh)	2,420	2,157	12.2%
Sales of Electricity Supplied (€ m)	130.8	122.5	6.7%
Number of Clients	7,078	5,628	25.8%

HC Gross Profit (Generation + Supply)	1H2005	1H2004	Δ%
Revenues	569.8	365.9	55.7%
Direct Activity Costs	360.8	232.8	55.0%

Gross Profit	209.0	133.1	57.0%

•	Demand in the Spanish electricity market continued to show strong growth in the period, increasing 7.0% versus the 1H2004, or 4.1% when corrected for temperature effects and working days. HC’s generation was up 7.1% following: i) an overall increase in thermal output in a very dry period (hydro coefficient of 0.45 vs. 0.82 in the 1H2004); ii) a lower utilisation of Aboño II (536 MW) due to repair works; and iii) a programmed stoppage in Soto II (236 MW) due to triennial maintenance works.

•	Gross profit of the Generation and Supply activities increased 57.0% vis-à-vis 1H2004 as a result of i) the strong increase in electricity wholesale prices with a €188m positive impact on gross profit; ii) a marginal increase in average fuel cost per MWh (negative impact of €19m); iii) a €8.5m provision related to the consumption in excess of CO2 emission allowances following the very dry period; iv) the increase in the supply purchase price as a result of the hike in pool prices (-€69m in gross profit); and v) the fact that in the 1H2004 HC was able to recover €14.6m worth of CTCs.

•	The Spanish pool price is still at high levels, €57.2/MWh in the 1H2005 vs. €31.6/MWh in the 1H2004, following a very dry period, higher fuel costs and a strong increase in peak demand. However, the revenues from the regulated electricity tariff were not enough to cover the strong increase in the system’s generation costs, therefore causing a tariff deficit for the system. According to Spanish law HC has to finance 6.08% of the tariff deviation (€88.9m estimated for the 1H2005). Following the same accounting procedure applied in the 1Q2005, this was not deducted from revenues and was accounted as an asset due to the high likelihood of its recovery.

•	Average fuel costs increased 13.1% versus the 1H2004 mainly due to higher natural gas costs since the 2H2004, on the back of higher oil prices. Notwithstanding, HC continues to be able to reduce the average variable costs of its coal power plants by 2.5% and 6.2% vis-à-vis 1Q2005 and 4Q2004, respectively.

•	CO2 emissions at HC’s thermal power plants reached 6m tons in the 1H2005. Due to the very dry period, which resulted in higher utilisation of thermal power plants, CO2 emissions were 0.3m tons above the estimated emission allowances to be consumed in the period. For this purpose HC booked a €8.5m provision as a direct activity cost. For the period 2005-2007 HC has 34.7m tones of CO2 allowances.

(1)	Includes wholesale market, ancillary services and capacity payment.
(2)	Excluding hydroelectric emission to calculate the average.
(3)	Load Factor: number of equivalent hours to the output of a power plant relative to the total number of hours in the period.

Hidrocantábrico - Electricity Distribution & Gas Activity

Elect. Distribution (GWh)	1H2005	1H2004	Δ%
Low Voltage	1,224	1,154	6.1%
Medium Voltage	546	515	6.0%
High Voltage	2,902	2,863	1.4%

Electricity Distributed	4,672	4,532	3.1%
of which: access clients	760	693	9.7%

Elect. Distribution (€ m)	1H2005	1H2004	Δ%
Transmission	3.8	3.8	-0.0%
Distribution	48.0	46.9	2.4%
Commercialisation	3.7	3.6	3.1%

Elect. Regulated Revenues	55.6	54.3	2.3%

Regulated revenues from Electricity Distribution rose 2.3% following the increase in the remuneration for the regulated activities recognised in the 2005 tariff. According to the Decree Law that sets the revenues for the Spanish regulated electricity activities for 2005, of the €2,942.7m attributed to the electricity distribution activity, €93.7m or 3.2% were allocated to Hidrocantábrico.

Gas Distribution (GWh) (1)	1H2005	1H2004	Δ%
Gas Distributed to direct clients	4,463	4,095	9.0%
Gas Distributed to access clients	7,538	7,544	-0.1%

Total Gas Distributed	12,002	11,639	3.1%

Gas Supply (GWh)	1H2005	1H2004	Δ%
Gas Supplied	5,427	4,255	27.5%

Gas Distribution (€ m) (1)	1H2005	1H2004	Δ%
Transmission	5.9	5.4	8.7%
Distribution	54.5	48.1	13.3%
Commercialisation	7.1	7.1	-0.2%

Gas Regulated Revenues	67.5	60.6	11.3%

Gas Supply (€ m)	1H2005	1H2004	Δ%
Gas Sales	77.1	54.2	42.2%

Gas Consumption in the Spanish system was up 20% in the 1H2005 mainly due to higher demand of the electricity sector, which accounted for 75% of this increase, following the higher electricity generation based on CCGT technology during this dry period. Excluding the electricity sector, the conventional demand for gas increased 6% in the period following the cold winter and the increase in the number of clients, particularly in the liberalised segment.

Gas Distributed by Hidrocantábrico went up 3.1% and the number of consumers increased 7.4% (+41,292 consumers versus the 1H2004). The slowdown in growth rates in the 2Q2005 is related to seasonality of demand. According to the “Ministerial Order” that sets the revenues for the Spanish regulated gas activities for 2005, of the €1,179.7m attributed to the gas distribution activity, €120.8m or 10% were allocated to Naturcorp and its subsidiaries (€108.9m considering the consolidation method of its subsidiaries). This represents a 12% increase versus 2004’s regulated revenues for the gas distribution activity reflecting the estimated demand and the increase in number of consumers for 2005.

Gas Supplied to liberalised clients rose 27.5% driven by the strong increase (more than 3 fold vs. 1H2004) in the number of clients, which is the result of an efficient promotion of a dual-fuel offer (power+gas) launched in the 2Q2005. This strategy is allowing HC to secure clients that are switching from its regulated market to the non-regulated market. Hidrocantábrico increased its market share in the liberalised market (excluding supply to the electricity sector) from 4% in the 1H2004 to 5% in the 1H2005.

Hidrocantábrico’s sales in both the regulated and liberalised gas market to final consumers amounted to 9,890 GWh, up 18% in volume versus 1H2004. Consequently, Hidrocantábrico’s retail market share increased to 7% in the 1H2005 from 6% in the 1H2004 (excluding the electricity sector).

(1)	Operating data considers 100% of Naturcorp’s gas distribution subsidiaries’ figures, while all financial data considers the consolidation method.

Hidrocantábrico

Business Areas Breakdown	Generation & Supply			Electricity Distribution			Gas			Special Regime
	1H2005	1H2004	Δ%	1H2005	1H2004	Δ%	1H2005	1H2004	Δ%	1H2005	1H2004	Δ%
Revenues	569.8	365.9	55.7%	313.3	205.9	52.2%	372.4	339.0	9.8%	56.7	26.0	118.1%
Direct Costs	360.8	232.8	55.0%	254.2	147.8	72.0%	289.7	260.9	11.1%	26.6	6.3	320.0%
Gross Profit	209.0	133.1	57.0%	59.1	58.1	1.8%	82.7	78.2	5.8%	30.1	19.6	53.0%
Gross Profit/Revenues	36.7%	36.4%	0.3 p.p.	18.9%	28.2%	-9.4 p.p.	22.2%	23.1%	-0.8 p.p.	53.0%	75.6%	-23 p.p.

Personnel Costs	19.4	19.9	-2.1%	11.5	10.3	11.5%	9.4	7.9	19.7%	4.1	3.3	22.5%
Other (net)	37.1	16.2	129.5%	21.2	9.2	129.3%	17.4	11.6	49.6%	4.7	5.2	-10.1%
Operating Costs	56.6	36.0	57.0%	32.6	19.5	67.2%	26.8	19.5	37.5%	8.8	8.5	2.6%

EBITDA	152.4	97.1	57.0%	26.5	38.6	-31.3%	55.9	58.7	-4.7%	21.3	11.1	91.7%
EBITDA/Revenues	26.8%	26.5%	0.2 p.p.	8.5%	18.8%	-10.3 p.p.	15.0%	17.3%	-2.3 p.p.	37.6%	42.8%	-5.2 p.p.

Depreciation	47.8	47.2	1.2%	15.7	15.0	4.3%	16.0	15.1	6.3%	12.3	5.1	143.5%
Comp. of subsidised assets’ dep.	(0.1)	(0.1)	0.0%	(0.9)	(0.8)	-17.4%	(0.8)	(0.6)	-33.0%	(0.1)	(0.1)	-10.9%

EBIT	104.7	50.0	109.6%	11.8	24.4	-51.6%	40.7	44.2	-8.0%	9.1	6.2	48.0%
EBIT/Revenues	18.4%	13.7%	4.7 p.p.	3.8%	11.8%	-8.1 p.p.	10.9%	13.0%	-2.1 p.p.	16.1%	23.7%	-7.6 p.p.

Capex	12.9	10.7	21.0%	19.0	15.8	20.3%	14.9	24.1	-38.3%	70.5	81.4	-13.3%
# of employees	579	619	-6.5%	366	351	4.3%	302	280	7.9%	135	96	40.6%

Generation & Supply: The EBITDA of the electricity generation and supply activities increased 57.0% following the strong increase in gross margin. Operating costs were influenced by i) costs previously booked at the holding level that now are allocated to each of the activities (€8.5m in Generation and Supply); and ii) a €11.6 provision to cover potential margin losses in the supply activity, given the current high wholesale prices versus HC’s contracts at fixed prices with liberalised clients, which will only be renewed during 2006.

Electricity Distribution: The increase in regulated revenues, recognised in the 2005 tariff, attributable to Hidrocantábrico, contributed to the 1.8% growth of this activity’s gross margin. Operating costs were influenced by i) costs at the holding level that were allocated to this activity (€6.9m in the 1H2005); and ii) higher intra-group costs associated with commercial services rendered by the Supply to the Distribution activity, which started to be provided during 2004 (this impact is eliminated in consolidation).

Gas: This activity’s P&L reflects mainly the performance of the Naturcorp Group (56.2% held by Hidrocantábrico). Naturcorp’s activities comprise: i) the distribution of gas in the regulated market; ii) the supply of gas to regulated and non-regulated consumers; iii) the management of its 1.1bcm sourcing contract with Trinidad & Tobago; and iv) the commercialisation of electricity to liberalised clients in the Basque Country in order to leverage on its strong presence in that region to promote a dual-fuel offer. In the 1H2005, gross profit increased 5.8% following an 11% increase in regulated revenues and a drop in the margin of the supply activity as a result of the increase in the cost of gas given the high oil prices. It is important to note that the bulk of Naturcorp’s EBITDA (90%) comes from the regulated distribution activity, thus providing stable operating cash-flows. During the 1H2005, Naturcorp changed its commercial image and launched a marketing campaign to promote its dual-fuel offer to liberalised clients, which had an impact on operating costs and EBITDA.

Special Regime: Net output went up 138% to 537 GWh following the capacity increase from 161 MW in the 1H2004 to 346 MW in the 1H2005 (+124 MW in wind, +39 MW in waste and +18 MW in cogeneration). Wind farms reached 223 MW of installed capacity and their output increased from 107 GWh in the 1H2004 to 240 GWh in the 1H2005. Gross profit increased from €11.3m in the 1H2004 to €30.8m in the 1H2005 (the difference with the reported figures presented in the table above comes from the exclusion of construction and engineering activities). During 2005 the following wind farms should start operations: Las Lomillas (50MW – 50% held by Genesa) (July); La Sotonera (19MW) (July); La Brújula (74 MW) (September); and El Boquerón (22 MW) (December).

*	Includes €32m capital gain on the sale of the 3% stake in REE.

Hidrocantábrico

Income Statement (€ m)	1H2005	1H2004	Δ%
Revenues	1,224.5	879.5	39.2%

Direct Costs	838.1	582.8	43.8%

Gross Profit	386.4	296.7	30.2%
Gross Profit/Revenues	31.6%	33.7%	-2.2 p.p.

Supplies and services	52.6	43.1	22.0%
Personnel costs & Social benefits	58.8	49.0	20.0%
Other operating costs (or revenues)	(9.2)	11.2	—
Operating Costs	102.2	103.3	-1.1%

EBITDA	284.2	193.4	47.0%
EBITDA/Revenues	23.2%	22.0%	1.2 p.p.

Depreciation	92.8	84.3	10.2%
Compensation of subsidised assets’ depr.	(2.0)	(1.6)	-22.2%

EBIT	193.3	110.7	74.6%
EBIT/Revenues	15.8%	12.6%	3.2 p.p.

Financial income/(expense)	(32.0)	(38.5)	16.8%

Income Before Taxes	161.3	72.2	123.3%

Income Taxes	51.3	26.9	90.7%

Minorities interests	8.7	8.8	-1.4%

Net Profit	101.3	36.5	177.6%

Capex (€ m)	1H2005	1H2004	Δ%
Recurring investment	51.1	59.0	-13.4%
Non-recurring investment	68.8	74.7	-7.8%

(-) Subsidies	(10.7)	(7.5)	-42.5%

Capex	109.2	126.1	-13.4%

Number of employees	1H2005	1H2004	Δ
Number of employees	1,621	1,569	+52

Consolidated EBITDA in the 1H2005 increased 47% following:

i) the strong increase in gross margin with an 85% contribution from the generation and supply activities while the special regime activity contributed 12%, the gas activity 5% and the distribution activity 1%;

ii) the increase in supplies and services due to the marketing campaign at Naturcorp to promote a dual-fuel offer and a new commercial image (€2m), and also due to the increase in installed capacity in the special regime activity (€6.3m);

iii) the increase in personnel costs due to the creation of a provision for personnel restructuring costs (€4.2m), salary increases for 2005 and a higher number of employees (€3.3m);

iv) a €11.6 provision to cover potential margin losses in the supply activity, given the current high wholesale prices versus HC’s contracts at fixed prices with liberalised clients, which will only be renewed during 2006 (included in other operating costs or revenues);

v) a €31.9m capital gain from the sale of HC’s 3% stake in REE for €76m (included in other operating costs or revenues).

•	Financial results improved 16.8% mainly due to the 19% reduction in net interest payable to €32.2m, following the replacement of HC’s external debt with cheaper inter-company loans from EDP (€1,300m as of June 2005).

•	Net Profit increased almost three fold vis-à-vis 1H2004, reaching €101.3m, following the strong operating performance and the capital gain on the sale of REE.

Brazil

Energy Sales & Gross Profit	Bandeirante			Escelsa			Enersul
	1H2005	1H2004	Δ%	1H2005	1H2004	Δ%	1H2005	1H2004	Δ%
Distribution (GWh)
Electricity delivered to distribution	6,810	6,623	2.8%	4,375	4,049	8.0%	2,026	1,795	12.9%
Distribution losses	(696)	(584)	19.1%	(600)	(494)	21.4%	(427)	(277)	54.0%

Residential customers	1,141	1,211	-5.8%	662	619	7.0%	483	461	4.7%
Industrial customers	1,847	2,228	-17.1%	1,114	1,222	-8.8%	241	290	-17.1%
Commercial customers	663	633	4.8%	428	397	7.7%	313	291	7.5%
Other customers	418	499	-16.2%	434	414	4.8%	380	385	-1.2%
Distribution companies	—	—	—	145	148	-2.0%	2	9	-81.0%
Electricity sales	4,069	4,570	-11.0%	2,782	2,800	-0.6%	1,419	1,437	-1.2%
Third-party access	2,045	1,469	39.2%	993	755	31.4%	180	81	121.6%

Total Electricity Distributed	6,114	6,039	1.2%	3,775	3,555	6.2%	1,599	1,518	5.3%

Gross Profit (R$ m)
Residential customers	376.4	357.9	5.2%	184.1	171.5	7.3%	161.8	132.6	22.1%
Industrial customers	354.7	357.2	-0.7%	160.9	158.8	1.3%	52.5	53.4	-1.5%
Commercial customers	186.0	164.9	12.8%	111.2	98.4	13.0%	102.2	81.5	25.3%
Other customers	89.3	91.1	-1.9%	77.4	72.1	7.3%	85.1	69.6	22.4%
Distribution companies	—	—	—	14.8	13.8	7.2%	0.2	1.6	-90.5%
Electricity sales (1)	1,006.5	971.0	3.7%	548.4	514.5	6.6%	401.8	338.7	18.6%
Third-party access revenues	105.0	50.5	108.0%	58.7	33.2	76.7%	14.9	3.4	336.2%
Electricity revenues	1,111.4	1,021.5	8.8%	607.0	547.7	10.8%	416.8	342.1	21.8%
Other Revenues	(60.4)	(68.7)	12.1%	15.8	(13.7)	—	(19.3)	(19.6)	1.6%

Total Revenues	1,051.0	952.7	10.3%	622.9	534.1	16.6%	397.5	322.6	23.2%
(-) Direct activity costs	669.6	667.8	0.3%	397.0	346.1	14.7%	203.9	184.3	10.6%

Gross Profit	381.4	285.0	33.9%	225.9	188.0	20.2%	193.6	138.2	40.1%

Average Tariff to customers (R$/MWh)	247.3	212.5	16.4%	197.1	183.8	7.2%	283.2	235.8	20.1%

•	Total electricity distributed by Energias do Brasil increased 3.4%. Consumption in Escelsa and Enersul’s concession areas increased 6.2% and 5.3%, respectively, following stronger economic growth in those regions, high temperatures in the summer and an increase in the number of clients. At Bandeirante, the consumption increased 1.2% following a reduction in the residencial segment, which was offset by the increase in the industrial (captive + free clients) and commercial segments as a result of the stronger economic growth in the São Paulo region.

•	Bandeirante’s gross profit increased 33.9% following the average 15.95% tariff increase granted in the October 2004 tariff adjustment and electricity purchase costs below the amount recognised in the October tariff adjustment (R$31m difference). This is mainly explained by i) the purchase of the energy in the electricity auctions at lower prices; and ii) the positive effect of the appreciation of the real against the dollar (22% since October 2004) in the electricity purchases to Itaipú power plant. Non-controllable costs are a pass-through computed in the annual tariff adjustments, and differences in costs between those agreed in the tariff adjustments and the real figures are recovered or given back in the following tariff adjustment.

•	Escelsa’s gross profit increased 20.2% following the 6.2% consumption growth and the 4.96% tariff increase granted in the August 2004 revision. In addition, Escelsa also benefited from lower electricity purchase costs than those recognised in the August 2004 tariff revision (R$19m difference), mainly explained by lower prices at electricity auctions and the effect of the appreciation of the Real (25% since August 2004) in the electricity purchases to Itaipú power plant.

•	Enersul’s gross profit increased 40.1% benefiting from a 5.3% consumption growth and the 20.69% average tariff increase granted in April 2005 tariff adjustment. This adjustment includes a 2.46% item related to the positive correction on the tariff increase granted in the April 2003 revision, from 42.26% to 50.81%, to take into account the final Regulatory Asset Base, depreciation rate and accepted costs, for the period from April 2003 to April 2008. The retroactive effects of this adjustment, from April 2003 to April 2005, amounts to R$75m and will be gradually recovered until April 2008.

(1)	Includes invoices from the extraordinary tariff granted by ANNEL to recover the 2001/2002 rationing losses and recovery of non-controlable costs (“Parcela A”) prior to Oct. 2001; Values deducted of VAT.

Brazil

P&L R$ million	Bandeirante			Escelsa			Enersul			Generation & Trading
	1H2005	1H2004	Δ%	1H2005	1H2004	Δ%	1H2005	1H2004	Δ%	1H2005	1H2004	Δ%
Revenues	1,051.0	952.7	10.3%	622.9	534.1	16.6%	397.5	322.6	23.2%	234.4	182.9	28.2%
Direct Activity Costs	669.6	667.8	0.3%	397.0	346.1	14.7%	203.9	184.3	10.6%	135.1	113.3	19.2%
Gross Profit	381.4	285.0	33.9%	225.9	188.0	20.2%	193.6	138.2	40.1%	99.3	69.6	42.8%
Gross Profit/Revenues	36.3%	29.9%	6.4 p.p.	36.3%	35.2%	1.1 p.p.	48.7%	42.8%	5.8 p.p.	42.4%	38.0%	4 p.p.

Supplies and services	57.9	49.0	18.1%	34.8	26.1	33.1%	27.1	18.9	43.5%	21.0	24.2	-13.1%
Personnel costs & Social benefits	49.8	48.4	3.0%	38.4	37.1	3.6%	30.9	29.7	3.9%	1.9	2.8	-31.7%
Other operating costs (revenues)	33.3	23.7	40.2%	20.9	16.9	23.6%	14.2	15.0	-5.5%	2.8	0.6	391.7%
Operating Costs	141.0	121.1	16.4%	94.1	80.1	17.4%	72.2	63.6	13.5%	25.7	27.5	-6.6%

EBITDA	240.4	163.9	46.7%	131.8	107.9	22.2%	121.4	74.6	62.7%	73.6	42.0	75.2%
EBITDA/Revenues	22.9%	17.2%	5.7 p.p.	21.2%	20.2%	1.0 p.p.	30.5%	23.1%	7.4 p.p.	31.4%	23.0%	8.4 p.p.

Depreciation	39.9	36.3	9.9%	31.2	27.5	13.7%	26.7	24.4	9.6%	4.2	8.3	-49.3%
EBIT	200.6	127.6	57.2%	100.6	80.4	25.1%	94.7	50.3	88.4%	69.4	33.7	105.7%

Other Indicatores:
Capex	46.6	47.2	-1.2%	75.8	27.6	174.0%	77.4	29.7	160.2%	311.7	325.2	-4.2%
Financial Debt (Non-Group + Group)	719.1	833.7	-13.7%	1,393.0	1,802.0	-22.7%	557.4	586.8	-5.0%	813.5	546.8	48.8%
# employees	1,219	1,211	0.7%	1,219	1,294	-5.8%	902	925	-2.5%	238	218	9.2%

•	Bandeirante’s EBITDA increased 46.7% in the 1H2005 thanks to the performance at the gross profit level and despite the R$19.9m increase in operating costs related to improvements in the service provided to clients. During 2004 Bandeirante implemented an integrated modernisation program which impacted software fees and supplies and services after the 1Q2004. This includes the “Customer Care & Service” system to improve client management and the implementation of a technical information system (beginning of 2005). Nevertheless, operating costs as a percentage of the gross profit decreased from 42.5% in the 1H2004 to 37.0% in the 1H2005.

•	Escelsa’s EBITDA increased 22.2% in the 1H2005, following the gross profit’s strong growth. At the operating costs level, the 17.4% increase is mainly related to higher services costs due to the outsourcing of network maintenance teams and increased costs related to meter readings, electricity re-connections and billing, as a result of the growing activity. Operating costs as a percentage of the gross profit decreased from 42.6% in the 1H2004 to 41.7% in the 1H2005. The increase in capex is mainly related to the mandatory universal connection programme – “Universalização” – to all low voltage consumers (R$27.6m in the 1H2005).

•	At Enersul, the 40.1% increase of the gross profit was the main contributor to the 62.7% rise in EBITDA. The company incurred in higher costs with the mailing of invoices following: i) a court decision in the 2Q2004 that all invoices have to be sent by post; and ii) a 4% increase in the number of clients. Additionally, Enersul incurred in higher costs with maintenance services, IT services and commercial services associated with the network enlargement. Operating costs as a percentage of the gross margin decreased from 46.0% in the 1H2004 to 37.3% in the 1H2005. The increase in capex is mainly related to the mandatory universal connection programme – “Universalização” – to all low voltage consumers (R$36.2m in the 1H2005).

•	Generation & Trading activities’ EBITDA increased 75.2% as a result of the strong top-line performance. EDP’s right on the Lajeado hydro power plant’s output amounted to 759 GWh and electricity sales increased 14.7% from R$41.2m to R$47.2m following the tariff increase, which is linked to inflation (IGMP). Regarding the trading and supply activity, Enertrade increased its electricity supply by 36% from 2,336 GWh in the 1H2004 to 3,179 GWh in the 1H2005. Following the increase in volumes sold and a decrease in the unit cost of electricity purchases, the electricity gross profit of this activity increased from R$21.5m in the 1H2004 to $R44.1m in the 1H2005. Capex in the construction of the Peixe Angical hydro power plant amounted to R$307.8m in the period. In 2005, R$540m should be invested in the project plus a further R$186m in 2006, when it should start operating.

Brazil

Income Statement	R$ million			€ million
	1H2005	1H2004	Δ%	1H2005	1H2004	Δ%
Revenues	2,185.6	1,906.1	14.7%	665.7	524.1	27.0%
Direct Activity Costs	1,284.9	1,225.3	4.9%	391.4	336.9	16.2%
Gross Profit	900.7	680.8	32.3%	274.4	187.2	46.6%
Gross Profit/Revenues	41.2%	35.7%	5.5p.p.	41.2%	35.7%	5.5p.p.

Supplies and services	160.5	125.2	28.2%	48.9	34.4	42.0%
Personnel costs & Social benefits	132.8	126.5	5.0%	40.5	34.8	16.3%
Other operating costs (or revenues)	72.8	56.5	28.8%	22.2	15.5	42.7%
Operating Costs	366.1	308.2	18.8%	111.5	84.8	31.6%

EBITDA	534.6	372.6	43.5%	162.8	102.4	58.9%
EBITDA/Revenues	24.5%	19.5%	4.9p.p.	24.5%	19.5%	4.9p.p.

Depreciation	102.1	96.7	5.5%	31.1	26.6	16.9%

EBIT	432.5	275.8	56.8%	131.7	75.8	73.7%
EBIT/Revenues	19.8%	14.5%	5.3p.p.	19.8%	14.5%	5.3p.p.

Financial Results	(60.0)	(272.5)	78.0%	(18.3)	(74.9)	75.6%

Income Before Taxes	372.4	3.3	—	113.4	0.9	—

Income taxes	162.7	24.1	—	49.6	6.6	—

Minority Interests	0.2	(30.2)	—	0.1	(8.3)	—

Net Profit	209.5	9.4	—	63.8	2.6	—

•	EBITDA of EDP’s activities in Brazil increased 43.5% following higher electricity sales and higher tariffs. The distribution activity contributed with 86% to the gross profit increase, while the generation and trading represented 14%.

•	The 18.8% increase in operating costs in the period is mainly explained by higher costs associated with: i) improvements in the service provided to distribution clients; ii) maintenance services and more electricity cuts in the case of unpaid bills and the subsequent re-connections; and iii) higher costs related to the increased activity. The increase in personnel costs was lower than inflation, benefiting from a reduction in the number of employees (-73 vis-à-vis 1H2004), mainly in the distribution activity

•	Financial results improved R$212.5m in the 1H2005, mainly due to the positive effect of the appreciation of the Real against the US Dollar (+13% in 2005) on the dollar denominated debt. Net foreign exchange differences improved from -R$115.2m in the 1H2004 to +R$183.4m in the 1H2005. Dollar denominated debt mainly comprises the US$431m of Escelsa Senior Notes and Bandeirante’s US$100m funding obtained from the Interamerican Development Bank (IDB). The hedge of Bandeirante’s debt with the IDB partly offset the strong forex gains in the period with a loss of R$52.6m. Regarding Escelsa, it is important to note that at June 2005 EDP held 83% of the Senior Notes.

•	Following the corporate reorganisation implemented in April 2005, with the roll-up of the minority shareholders of the distribution subsidiaries, EDP reduced its stake in Energias do Brasil to 69%. In July 2005, shares of Energias do Brasil were admitted to the Novo Mercado of the Bovespa following an Initial Public Offering, which along with the convertion of R$670m of Escelsa Senior Notes held by EDP into Energias do Brasil sharecapital, resulted in a further decrease of EDP’s stake to 66%.

•	Net Profit in local currency amounted to R$209.5m. The 1H2005 figure is not directly comparable, since most of the minority interests are now reflected at the EDP level, following the roll-up of the minorities of the distribution subsidiaries. 2004’s comparable Net Profit amounts to -R$20.8m. In Euro terms, EDP benefited from the appreciation of the Real, which in the 1H2005 the average BRL/Euro rate was 3.23 versus 3.65 in the 1H2004.

Telecoms

Operating Income Statement (€ m)	1H2005
	ONI Telecom	Comunitel	ONI Group
Voice	33.4	70.4	101.8
Voice Value Added Services	—	0.7	0.7
Data & Internet	31.8	13.0	41.8
Other	10.9	1.7	14.3
Telecommunication services	76.1	85.8	158.6
Equipment sales	1.1	0.5	3.8
Operating Revenues	77.2	86.3	162.5

Telecommunication services	35.9	44.7	78.2
Equipment sales	0.9	0.4	3.4
Direct Activity Costs	36.8	45.0	81.5

Gross Profit	40.4	41.2	80.9
Gross Profit/Revenues	52.3%	47.8%	49.8%

Supplies and services	25.5	23.1	46.2
Personnel costs & costs with social benefits	13.3	10.7	26.4
Other operating costs/(revenues)	0.6	1.8	(2.8)
Operating Costs	39.3	35.7	69.7

EBITDA	1.1	5.5	11.2
EBITDA/Revenues	1.4%	6.4%	6.9%
Depreciation and amortisation	19.7	8.3	27.1

EBIT	(18.7)	(2.8)	(15.9)
EBIT/Revenues	-24.2%	-3.2%	-9.8%

Number of Employees	1H2005	1H2004	Δ
ONI Telecom	504	546	-42
Comunitel	423	526	-103
Other	74	102	-28

ONI Group	1,001	1,174	-173

Operating Investment (€ m)	1H2005	1H2004	Δ%
ONI Telecom	6.0	5.1	17.1%
Comunitel	9.5	8.1	17.3%

ONI Group	15.4	13.2	17.2%

•	Gross adds increased 51.7% year-on-year, on the back of a strategic focus on direct access clients and the launch of Oni Duo (bundle of voice & broad band Internet).

•	Voice traffic increased 10.8% year-on-year, as a result of a 37% growth in the carriers’ segment. The residential segment’s voice traffic decreased due to the erosion of indirect access clients, which was not yet compensated by the growth in voice traffic from direct access clients (which more than doubled versus the 1H2004).

•	Operating revenues increased 4.9% year-on-year – excluding the proceeds from Voice Value Added Services, a business that was terminated due to regulatory changes in Spain - on the back of increasing in revenues from both data & Internet and other telecommunication services (e-services and infra-structure services provided to corporate clients).

•	Operating Investment totaled € 15.4m in the 1H2005, up 17.2% year-on-year, due to the investments made at the ADSL network (namely broadband central offices) and the acquisition of equipments for corporate clients’ solutions and on. These items are related to an increased focus on broadband Internet services and to the increase in the number of clients.

Telecoms

Operating Income Statement (€ m)	ONI Group
	1H2005	1H2004	Δ%
Voice	101.8	97.8	4.1%
Voice Value Added Services	0.7	11.4	-93.7%
Data & Internet	41.8	37.9	10.2%
Other	14.3	13.1	9.1%
Telecommunication services	158.6	160.3	-1.1%
Equipment sales	3.8	5.2	-27.0%
Operating Revenues	162.5	165.6	-1.9%

Telecommunication services	78.2	84.3	-7.2%
Equipment sales	3.4	4.5	-25.7%
Direct Activity Costs	81.5	88.8	-8.2%

Telecommunication services	80.5	76.1	5.8%
Equipment sales	0.5	0.7	-35.3%
Gross Profit	80.9	76.8	5.4%
Gross Profit/Revenues	49.8%	46.4%	3.4p.p.

Supplies and services	46.2	42.4	8.9%
Personnel costs & costs with social benefits	26.4	28.0	-5.8%
Other operating costs (or revenues)	(2.8)	(0.2)	—
Operating Costs	69.7	70.2	-0.7%

EBITDA	11.2	6.6	70.5%
EBITDA/Revenues	6.9%	4.0%	2.9p.p.

Depreciation and amort. (net of subsidies)	27.1	21.8	24.6%

EBIT	(15.9)	(15.2)	-4.7%
EBIT/Revenues	-9.8%	-9.2%	-0.6p.p.

•	Proceeds from voice telecommunication services, excluding Voice Value Added Services in Spain, were up 4.1% year-on-year, affected by: (i) a decrease in residential voice services from indirect access clients at Oni Telecom, following Oni’s strategic decision to focus on direct access clients; and (ii) an increase in Corporate and Carrier Voice traffic.

•	Revenues from Data & Internet services were up 10.2% year-on-year, on the back of: (i) an improved offer of direct access through ULL (Unbundling of the Local Loop); and (ii) an increase in revenues from broadband Internet (+€6.5m).

•	Gross profit at the Oni Group increased 5.4% year-on-year (or +3.4 p.p.), mostly due to a positive evolution of the services mix provided by Comunitel, which compensated the high interconnection costs and a late revision of local loop rental prices in Portugal, only effective in May 2005.

•	Operating costs decreased 0.7% year-on-year. 1H2005 includes a 41% increase in Client acquisition and retention costs (+€5.3m), €1.9m of severance payments and a €5.3m non-recurring income related to the sale of Oni Way. Excluding these impacts, operating costs would have decreased 3.3% year-on-year, mostly due to: (i) a 10.9% decrease in personnel costs, excluding severance payments; and (ii) a €3.5m increase in provisions for doubtful clients.

•	The Oni Group’s gross profit improvement together with tight control of personnel costs and supplies & services, other than those related to client’s acquisition and retention, enabled the company to achieve an €11.2m EBITDA in the 1H2005, which represents an EBITDA margin of 6.9%.

•	In March 2005, the Oni Group’s shareholders completed the second and last part of a €100m financing plan, through a €35m loan.

•	We recall that in July 2005, the Oni Group signed a Sale and Purchase Agreement for the sale of its 99.93% stake in the share capital of Comunitel. The consideration to be received in cash on completion amounts to €215m and Oni expects to book an accounting gain of €51m.

Financial Statements

Income Statement by Business Areas

1H2005(€ m)	EDP Produção	EDP Comercial	Enernova & EDP Bioeléctrica	EDP Distribuição	HC	Brazil	ONI	EDP Consolidated
Electricity Sales	951.1	245.0	16.3	1,856.0	890.2	598.1	—	4,243.3
Other Sales	11.0	—	—	14.2	297.4	—	3.8	313.7
Services Provided	(39.6)	(0.6)	0.0	1.5	36.9	67.7	158.6	287.1
Operating Revenues	922.6	244.4	16.3	1,871.8	1,224.5	665.7	162.5	4,844.1

Electricity & Gas	91.2	252.0	—	1,278.8	662.9	385.1	—	2,405.6
Fuel	333.3	—	1.2	—	176.2	—	—	510.6
Materials and goods for resale	2.1	—	0.2	7.4	(1.0)	6.3	81.5	18.4
Direct Activity Costs	426.6	252.0	1.4	1,286.3	838.1	391.4	81.5	2,934.6

Gross Profit	496.0	(7.6)	15.0	585.5	386.4	274.4	80.9	1,909.4
Gross Profit/Revenues	53.8%	(3.1)%	91.6%	31.3%	31.6%	41.2%	49.8%	39.4%

Supplies and services	39.5	4.7	1.5	119.0	52.6	48.9	46.2	408.8
Personnel costs	42.5	1.2	0.4	95.9	56.9	38.3	25.9	285.9
Costs with social benefits	5.4	0.2	0.1	9.7	1.9	2.2	0.4	14.2
Concession fees	1.9	0.0	0.4	100.9	—	—	—	103.1
Other operating costs (or revenues)	(2.8)	(0.0)	0.4	(4.0)	(9.2)	22.2	(2.8)	87.4
Operating costs	86.4	6.0	2.8	321.4	102.2	111.5	69.7	899.4

EBITDA	409.6	(13.6)	12.2	264.1	284.2	162.8	11.2	1,010.0
EBITDA/Revenues	44.4%	(5.6)%	74.6%	14.1%	23.2%	24.5%	6.9%	20.9%

Depreciation and amortisation	99.0	2.2	4.2	164.9	92.8	31.1	27.1	443.8
Comp.of subsidised assets’ depreciation	(0.3)	—	(0.1)	(38.5)	(2.0)	—	—	(40.9)

EBIT	310.9	(15.7)	8.1	137.7	193.3	131.7	(15.9)	607.1
EBIT/Revenues	33.7%	(6.4)%	49.5%	7.4%	15.8%	19.8%	(9.8)%	12.5%

Financial income/(expense)	(38.9)	(1.4)	(1.5)	(12.9)	(32.0)	(16.8)	(19.0)	(103.3)
Amortisation of concession rights	—	—	—	—	0.0	(1.5)	(3.8)	(18.8)

Discontinuing Activities	—	—	—	—	—	—	—	—

Pre-tax profit	272.0	(17.1)	6.5	124.8	161.3	113.4	(38.8)	485.1

Income Taxes & Deferred Taxes	73.0	(6.0)	1.8	14.6	51.3	49.6	(2.6)	134.9
Minority interests	1.4	—	—	—	8.7	0.1	0.1	31.8

Net Profit	197.5	(11.2)	4.7	110.2	101.3	63.8	(36.3)	318.3

Income Statement by Business Areas

1H2004 (€ m)	EDP Produção	EDP Comercial	Enernova & EDP Bioelect.	EDP Distribuição	HC 40%	Brazil	ONI	EDP Consolidated
Electricity Sales	668.0	155.2	10.2	1,845.1	242.9	486.8	—	3,266.7
Other Sales	10.4	—	—	1.3	98.5	1.7	5.2	127.2
Services Provided	35.6	(1.3)	—	10.7	10.4	35.7	160.3	266.6
Operating Revenues	714.0	153.8	10.2	1,857.1	351.8	524.1	165.6	3,660.4

Electricity & Gas	18.0	150.7	—	1,133.4	176.5	329.5	—	1,645.0
Fuel	164.8	—	1.1	—	54.5	2.4	—	222.8
Materials and goods for resale	1.3	(0.0)	(0.0)	7.6	2.1	5.1	88.8	32.1
Direct Activity Costs	184.1	150.7	1.1	1,141.0	233.1	336.9	88.8	1,899.9

Gross Profit	529.9	3.1	9.2	716.2	118.7	187.2	76.8	1,760.6
Gross Profit/Revenues	74.2%	2.0%	89.5%	38.6%	33.7%	35.7%	46.4%	48.1%

Supplies and services	32.6	2.9	0.8	105.8	17.2	34.4	42.4	306.9
Personnel costs	48.7	1.6	0.5	100.7	19.0	33.2	27.6	279.3
Costs with social benefits	17.5	0.2	0.1	108.8	0.6	1.6	0.4	121.6
Concession fees	1.8	0.0	0.2	92.7	—	—	—	94.7
Other operating costs (or revenues)	(4.2)	0.3	(0.5)	(4.5)	4.5	15.5	(0.2)	32.3
Operating costs	96.4	4.9	1.0	403.5	41.3	84.8	70.2	834.8

EBITDA	433.6	(1.8)	8.2	312.6	77.3	102.4	6.6	925.8
EBITDA/Revenues	60.7%	(1.2)%	79.9%	16.8%	22.0%	19.5%	4.0%	25.3%

Depreciation and amortisation	103.7	1.7	2.3	161.4	33.7	26.6	21.8	384.9
Comp.of subsidised assets’ depreciation	(0.0)	—	(0.1)	(36.9)	(0.6)	—	—	(38.0)

EBIT	329.9	(3.5)	6.0	188.1	44.3	75.8	(15.2)	578.8
EBIT/Revenues	46.2%	(2.3)%	58.3%	10.1%	12.6%	14.5%	(9.2)%	15.8%

Financial income/(expense)	(43.8)	(0.3)	(0.7)	(12.2)	(15.4)	(72.8)	(18.2)	(151.9)
Amortisation of concession rights	—	—	—	—	0.0	(2.2)	(1.9)	(21.4)

Discontinuing Activities	—	—	—	—	—	—	—	—

Pre-tax profit	286.1	(3.9)	5.2	175.9	28.9	0.9	(35.3)	405.4

Income Taxes & Deferred Taxes	84.1	(1.5)	1.5	81.3	10.8	6.6	6.7	124.7
Minority interests	0.6	—	—	—	3.5	(8.3)	0.0	(7.3)

Net Profit	201.4	(2.3)	3.8	94.7	14.6	2.6	(42.0)	288.0

Cash Flow by Business Area

1H2005 (€ m)	EDP Produção	EDP Comercial	Enernova & EDP Bioeléctrica	EDP Distribuição	HC	Brazil	ONI	EDP Consolidated
Net Profit	197.5	(11.2)	4.7	110.2	101.3	63.8	(36.3)	318.3

Depreciations	99.0	2.2	4.2	164.9	92.8	31.1	27.1	443.8
Compensation of subsidised assets depreciation	(0.3)	—	(0.1)	(38.5)	(2.0)	—	—	(40.9)
Concession Rights Amortization	—	—	—	—	(0.0)	1.5	3.8	18.8
Net Provisions	(10.1)	0.1	(0.0)	(42.1)	(0.9)	12.4	2.5	(45.1)
Interests Hydraulicity Account	—	—	—	—	—	—	—	3.8
Forex Differences	1.2	—	—	0.0	0.8	(55.9)	0.1	(44.3)
Income From Equity Method	1.8	—	—	—	(2.3)	(1.6)	—	(25.0)
Deferred Taxes	(1.8)	(3.5)	(0.0)	(4.9)	11.1	23.8	(2.6)	(22.1)
Minority Interests	1.4	—	—	—	8.7	0.1	0.1	31.8
Other Adjustments	1.6	—	0.1	0.6	(30.9)	0.7	0.2	99.8

Add:
Net Financial Interests and other financial costs (revenues)	54.8	2.0	2.4	32.6	33.5	84.1	17.6	136.2

Operating Cash Flow before Working Capital	345.2	(10.5)	11.3	222.8	212.2	160.0	12.6	875.3

Change in Operating Working Capital	16.2	0.2	6.3	5.5	(126.8)	(18.5)	4.9	(202.4)

Operating Cash Flow	361.4	(10.3)	17.6	228.3	85.3	141.5	17.5	672.8

Capex	(62.7)	(0.6)	(10.5)	(132.6)	(109.2)	(180.9)	(15.4)	(515.6)

Net Operating Cash Flow	298.7	(10.9)	7.1	95.7	(23.9)	(39.4)	2.0	157.2

ANNEX

EDP Iberian installed capacity & electricity generation

Installed Capacity - MW	1H2005	1H2004	Δ MW
PORTUGAL	8,329	7,971	358

Conventional Regime	8,000	7,699	302

Binding Generation	6,973	7,052	-79

Hydroelectric (PES)	3,903	3,903
Thermoelectric (PES)	3,070	3,149	-79
Coal
Sines	1,192	1,192	—
Fuel oil / Natural Gas
Tapada do Outeiro	—	47	-47
Setúbal	946	946	—
Carregado	710	710	—
Barreiro	56	56	—
Diesel
Tunes	165	197	-32

Non-Binding Generation	1,028	647	381

Small-Hydro (NBES)	244	255	-11
CCGT
Ribatejo	784	392	392

Special Regime	328	272	56

Small-Hydro	66	56	10
Cogeneration	111	111	—
Wind	142	96	46
Biomass	9	9	—

SPAIN	2,837	2,652	185

Conventional Regime	2,492	2,492	—

Hydroelectric	426	426	—
Thermoelectric	1,910	1,910	—
Coal
Aboño	878	878	—
Soto de Ribera	645	645	—
CCGT
Castejón	387	387	—
Nuclear
Trillo	156	156	—

Special Regime	346	161	185

Small-Hydro	3	3	—
Cogeneration	41	23	18
Wind	223	99	124
Waste	72	33	39
Biomass	7	3	4

Electricity Generation - GWh	1H2005	1H2004	Δ GWh
PORTUGAL	13,063	12,719	344

Conventional Regime	12,492	12,159	333

Binding Generation	9,806	10,774	-967

Hydroelectric (PES)	2,328	5,335	-3,007
Thermoelectric (PES)	7,478	5,439	2,039
Coal
Sines	4,813	4,887	-74
Fuel oil / Natural Gas
Tapada do Outeiro	—	-0	0
Setúbal	1,853	311	1,541
Carregado	680	165	515
Barreiro	116	71	45
Diesel
Tunes	17	5	12

Non-Binding Generation	2,685	1,385	1,300

Small-Hydro (NBES)	61	230	-169
CCGT
Ribatejo	2,624	1,155	1,469

Special Regime	571	561	11

Small-Hydro	48	83	-35
Cogeneration	339	358	-18
Wind	161	96	65
Biomass	23	24	-1

SPAIN	8,104	7,294	811

Conventional Regime	7,568	7,068	500

Hydroelectric	557	544	13
Thermoelectric	6,436	5,957	479
Coal
Aboño	3,223	3,432	-209
Soto de Ribera	2,120	1,620	500
CCGT
Castejón	1,093	905	188
Nuclear
Trillo	575	568	8

Special Regime	537	225	311

Small-Hydro	3	8	-5
Cogeneration	106	43	63
Wind	240	107	133
Waste	179	60	119
Biomass	9	8	1

IAS/IFRS: Effect on EDP 1H2004 accounts

Income Statement (€ m) 1H2004	Note	PT GAAP	IAS IFRS	Δ €
Revenues	1	3,532	3,660	+128

Direct Activity Costs	2	1,920	1,900	-20

Gross Margin		1,611	1,761	+150

Supplies and Services	3	302	307	+5
Personnel Costs	4	292	279	-13
Costs with social benefits	5	33	122	+89
Other costs (or revenues)	6	-2	127	+129
Operating Costs		625	835	+210

EBITDA		987	926	-61

Depreciation (net of subsidies)	7	389	347	-42
Provisions	8	46	—	-46

EBIT		552	579	+27

Financial income/(expense)	9	-135	-152	-17
Goodwill&Concession rights amort	10	-47	-21	+26

Extraordinary Results	11	-20	—	+20

Pre-Tax Profit		350	405	+55

Income & Deferred Taxes	12	103	125	+22
Minority Interests	13	-28	-7	+21

Net Profit		275	288	+13

DISCLAIMER:

As a result of the European Community Regulation nº 1606/2002, obliging all listed companies to prepare their consolidated financial statements in accordance with the IFRS’s, the EDP Group formally qualifies itself as “a first time adopter” and as a consequence will officially disclose and report its IFRS Consolidated Financial Statements for the first time beginning on January 1st, 2005. In accordance with IFRS 1, the entities that report and disclose for their IFRS Consolidated Financial Statements for the first time beginning on January 1st, 2005, the respective transition date for IFRS purposes will be January 1st, 2004. The purpose of this presentation is to present a summary of the more significant impacts on the EDP Group accounts during the transition from Portuguese/PT GAAP to IFRS. The forward-looking statements included in this presentation do not reflect all the possible changes due to IFRS but those identified at this stage. These forward-looking statements are based on current expectations, understandings, analysis, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially from those projected. These risks and uncertainties include: whether the IFRS Standards that will eventually be endorsed by the European Union correspond to those existing presently, and whether the IFRS Standards as adopted will be interpreted by IFRIC and by Regulatory Entities in a manner that impacts or affects EDP – Energias de Portugal. These Pro-forma IFRS/IAS Consolidated Financial Statements, with reference to June 30th, 2004, aim to present and disclose only for information purposes the impacts arising from the full adoption of the International Financial Reporting Standards (IFRS). For the preparation of these referred Pro-forma IFRS financial statements, the necessary adjustments were duly accounted and considered in relation to the Official Consolidated Financial Statements of the EDP Group as of June 30th, 2004 prepared in accordance with the Official Portuguese Plan of Accounts (POC/PT GAAP). The effective and official IFRS Consolidated Financial Statements for the Group EDP shall be reported and disclosed in the fiscal year beginning on January 1st, 2005.

All figures are preliminary and unaudited.

Notes on IAS/IFRS changes

1. Revenues

Under IFRS/IAS tariff adjustments do not meet the definition of an asset or liability. As such, tariff adjustments in EDP Distribuição ( €118m) are not capitalised in EDP’s accounts.

2. Direct Activity Costs (Energy Purchases, Fuel and Materials)

Under IFRS/IAS regulatory assets or liabilities do not meet the definition of an asset or liability. Therefore, the constitution of these assets and liabilities is not booked in the P&L (+€23m). Under IFRS/IAS own work capitalised is reclassified to the respective item (-€46m in materials at EDP Distribuição).

3. Supplies and Services

Under IFRS/IAS, setup costs and R&D expenses are recognised as a cost in the period as incurred instead of being capitalised.

4. Personnel Costs

Annual bonuses paid to employees under IFRS are recognised as a cost for the year (+€12m for 6 months, of which €8m in EDP Distribuição and €3m in EDP Produção) instead of being booked against reserves as a distribution. Under IFRS/IAS own work capitalised is reclassified to the respective item with an impact in personnel costs (-€36m, of which -€32m in EDP Distribuição).

5. Costs with social benefits

Under IFRS/IAS actuarial losses were fully recognised against reserves at the transition date and thus, their amortisation is no longer booked in the P&L (-€19m, of which -€3m in EDP Produção and -€14m in EDP Distribuição). Provisions for medical care were reclassified from provisions to personnel costs (+€27m, of which +€20m in EDP Distribuição and +€6m in EDP Produção). Additional provisioning for pension and medical care liabilities had a negative impact in this line (+€28m, of which €22m in EDP Distribuição and €5m in EDP Produção).

6. Other costs (or revenues)

Under IFRS/IAS own work capitalised is reclassified to the respective item (+€104m, of which +€90m in EDP Distribuição and +€7m in EDP Produção). Provisions for doubtful debtors were reclassified from provisions to other costs (+€13m, of which +€3m in EDP Distribuição and +€7m in Brazil).

7. Depreciation (net of compensation for subsidised assets’ depreciation)

Under IFRS/IAS, setup costs and R&D expenses are recognised as a cost in the period as incurred instead of being capitalised, therefore its depreciation is no longer booked in the P&L (-€17m, of which -€12m at Oni). Administrative and structure costs are not capitalised under IFRS/IAS and thus, depreciation was reverted in the P&L (EDP Produção €15m and EDP Distribuição -€11m).

8. Provisions

Provisions were reclassified against the respective item, namely €27m to personnel costs (medical care) and €13m to other costs (doubtful debtors).

9. Financial Income/(Expense)

Under IFRS/IAS own work capitalised is reclassified to the respective item (+€12m in interest paid, of which +€7m in EDP Produção and +€5m in EDP Distribuição). Since regulatory assets and liabilities in Brazil are not accounted according to IFRS/IAS, income from Selic on these assets and liabilities is not booked in the P&L (-€15m).

10. Goodwill & Concession rights amortisation

Discontinuation of goodwill amortisation (€25m).

11. Extraordinary Results

Extraordinary items are reclassified as operating revenues or costs in the respective item.

12. Income & Deferred Taxes

The change in this item reflects the deferred taxes on the above mentioned IFRS/IAS adjustments (+€22m).

13. Minority Interests

The change in this item reflects the minority interests on the above mentioned IFRS/IAS adjustments and the non-recognition of negative minority interests.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated August 1, 2005

EDP- Energias de Portugal, S.A.

By:	/s/ João Ramalho Talone
Name:	João Ramalho Talone
Title:	Chief Executive Officer